Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

DAKOTA PARENT, INC.,

DAKOTA MERGER SUB, INC.

and

DIAMOND RESORTS INTERNATIONAL, INC.

Dated as of June 29, 2016

i

(Continued)

(Continued)

(Continued)

		Page
Section 10.17	Currency	86
Section 10.18	Non-Recourse	86

Annexes and Exhibits

Annex I	Conditions to the Offer	Annex-1
Exhibit A	Certificate of Incorporation of the Surviving Corporation	A-1
Exhibit B	Bylaws of the Surviving Corporation	B-1

INDEX OF DEFINED TERMS

(Continued)

INDEX OF DEFINED TERMS

Acceptance Time	Section 1.1(c)
Action	Section 4.1
affiliate	Section 10.3(a)
Agreement	Preamble
Alternate Debt Commitment Letter	Section 7.12(c)
Alternative Acquisition Agreement	Section 7.3(c)(iv)
Alternative Financing	Section 7.12(c)
Alternative Proposal	Section 7.3(g)(i)
Anti-Corruption Laws	Section 10.3(b)
Anti-Takeover Statute	Section 4.17
Antitrust Law	Section 10.3(c)
Austrian Cartel Act	Section 10.3(d)
beneficially owned	Section 10.3(e)
Benefit Plan	Section 10.3(f)
Book-Entry Shares	Section 3.3(b)
Business Day	Section 10.3(g)
Bylaws	Section 4.2
Certificate of Incorporation	Section 4.2
Certificate of Merger	Section 2.2
Certificates	Section 3.3(b)
Change of Recommendation	Section 7.3(c)
Closing	Section 2.2
Closing Date	Section 2.2
Club	Section 10.3(h)
Code	Section 4.11(c)
Commitment Letters	Section 5.7
Company	Preamble
Company Affiliate Transaction	Section 4.21
Company Board	Recitals
Company Disclosure Schedule	Article IV
Company Employees	Section 4.11(a)
Company Intellectual Property	Section 10.3(i)
Company Plan	Section 4.11(a)
Company Restricted Share	Section 3.2(b)
Company RSU	Section 3.2(b)
Company SEC Reports	Section 4.7(a)
Company Securities	Section 4.3(a)
Company Stock Option	Section 3.2(a)
Company Stock Plans	Section 3.2(a)
Company Termination Fee	Section 9.2(b)(i)
Compensation Committee	Section 7.7
Complaint	Section 10.3(j)
Confidentiality Agreement	Section 7.2
Consents	Section 4.18(e)
Continuing Employees	Section 7.4(b)
Contract	Section 10.3(k)
control	Section 10.3(l)
Credit Facility	Section 10.3(m)
Debt Commitment Letter	Section 5.7
Debt Financing	Section 5.7
Debt Financing Commitments	Section 5.7

Debt Payoff Letters	Section 7.13
Definitive Financing Agreements	Section 7.12(a)
DGCL	Recitals
Dissenting Shares	Section 3.3(i)
DRC	Section 4.15(g)
Effective Time	Section 2.2
Environmental Laws	Section 10.3(m)
Environmental Permits	Section 4.19(b)(ii)
Equity Commitment Letter	Section 5.7
Equity Financing	Section 5.7
Equity Investors	Section 5.7
ERISA	Section 4.11(c)
ERISA Affiliate	Section 10.3(n)
Exchange Act	Section 1.1(a)
Expiration Date	Section 1.1(b)
Financial Advisor	Section 4.22
Financing	Section 5.7
FLSA	Section 4.12(b)
Foreign Merger Control Laws	Section 4.5(b)
GAAP	Section 4.7(b)
Government Official	Section 10.3(o)
Governmental Entity	Section 10.3(p)
Guarantor	Section 10.16
Guarantors	Section 10.16
HSR Act	Section 4.5(b)
Indemnified Parties	Section 7.5(a)
Information Privacy and Security Laws	Section 10.3(q)
Initial Expiration Date	Section 1.1(b)
Insurance Policies	Section 4.13
Intellectual Property	Section 10.3(r)
IRS	Section 4.11(b)
IT Assets	Section 10.3(s)
JV Entity	Section 4.1(b)
JV Interest	Section 4.1(b)
knowledge	Section 10.3(t)
Law	Section 10.3(u)
Leased Real Property	Section 4.14(a)
Leases	Section 4.14(b)
Lender Related Party	Section 9.2(f)
Licensed Intellectual Property	Section 10.3(v)
Licenses	Section 4.6(b)
Lien	Section 10.3(w)
Limited Guarantee	Section 10.16
Marketing Period	Section 10.3(x)
Material Adverse Effect	Section 10.3(y)
Material Contract	Section 4.20(a)
Materials of Environmental Concern	Section 4.19(b)(iii)
Maximum Liability Amount	Section 9.2(g)
Measurement Date	Section 4.3(a)
Merger	Recitals
Merger Agreement	Annex I

v

INDEX OF DEFINED TERMS

(Continued)

Merger Consideration	Section 3.1(a)
Merger Sub	Preamble
Mexican Economic Competition Law	Section 10.3(z)
Minimum Condition	Annex I
Multiemployer Plan	Section 4.11(a)
Non-U.S. Company Plans	Section 4.11(g)
NYSE	Section 1.1(b)
OFAC	Section 4.25(b)
Offer	Recitals
Offer Closing	Section 1.3(c)
Offer Conditions	Section 1.1(a)
Offer Documents	Section 1.2
Offer Price	Recitals
Offer to Purchase	Section 1.2
Owned Intellectual Property	Section 10.3(aa)
Owned Real Property	Section 4.14(a)
Parent	Preamble
Parent Expenses	Section 9.2(b)(iii)
Parent Material Adverse Effect	Section 5.1(a)
Parent Plan	Section 7.4(c)
Parent Related Party	Section 10.3(bb)
Parent Termination Fee	Section 9.2(b)(iv)
Paying Agent	Section 3.3(a)
PCI DSS	Section 10.3(cc)
Permitted Liens	Section 10.3(dd)
person	Section 10.3(ee)
Personal Information	Section 10.3(ff)
Preferred Stock	Section 4.3(a)
Proceeding	Section 7.5(a)
Real Property	Section 4.14(a)
Recommendation	Section 4.3(d)
Related Party	Section 10.3(gg)
Representatives	Section 7.3(a)

Required Amount	Section 5.7
Required Information	Section 10.3(hh)
Resort	Section 10.3(ii)
Schedule 14D-9	Section 1.3(b)
Schedule TO	Section 1.2
SEC	Section 1.1(b)
Securities Act	Section 4.7(a)
Securitization Instrument	Section 10.3(jj)
Securitization SPV	Section 10.3(kk)
Securitization Transaction	Section 10.3(ll)
Shares	Recitals
Software	Section 10.3(mm)
Specified Matter	Section 7.15
Strategic Review Committee	Recitals
subsidiary	Section 10.3(nn)
subsidiary, subsidiaries	Section 10.3(nn)
Superior Proposal	Section 7.3(g)(ii)
Surviving Corporation	Section 2.1
Tax Return	Section 10.3(oo)
Taxes	Section 10.3(pp)
Termination Date	Section 9.1(c)
Timeshare Interest	Section 10.3(qq)
Timeshare Laws	Section 10.3(rr)
Timeshare Owner	Section 10.3(ss)
Timeshare Owners’ Association	Section 10.3(tt)
Timeshare Unit	Section 10.3(uu)
Trade Laws	Section 4.25(b)
Transaction Documents	Section 10.3(vv)
Transaction Litigation	Section 7.15
Union	Section 4.12(a)
Warehouse Financing	Section 7.12(f)
willful and material breach	Section 10.3(ww)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 29, 2016 (this “Agreement”), among Dakota Parent, Inc., a Delaware corporation (“Parent”), Dakota Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Diamond Resorts International, Inc., a Delaware corporation (the “Company”).

WHEREAS, on the terms and subject to the conditions set forth herein, Merger Sub has agreed to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) at a price of $30.25 per share, net to the seller in cash (such amount or any greater amount per Share as may be paid pursuant to the Offer, the “Offer Price”), on the terms and subject to the conditions set forth herein;

WHEREAS, following completion of the Offer, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger, on the terms and conditions set forth herein and in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the parties intend that the Merger shall be effected in accordance with Section 251(h) of the DGCL and shall be consummated as soon as practicable following the completion of the Offer;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the recommendation of the Strategic Review Committee of the Company Board (the “Strategic Review Committee”), has (i) determined that it is fair to and in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and to consummate the transactions contemplated herein (including the Offer and the Merger) in accordance with the DGCL, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger, in accordance with the DGCL and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer;

WHEREAS, the respective boards of directors of Parent and Merger Sub has each determined that it is in the best interests of their respective stockholders, and the board of directors of each of Merger Sub and Parent has declared it advisable for Merger Sub and Parent, respectively, to enter into this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and also to prescribe certain conditions to the Offer and the Merger as specified herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE OFFER

Section 1.1 The Offer.

(a) Provided that this Agreement shall not have been validly terminated in accordance with Article IX, as promptly as reasonably practicable, and in any event within 10 Business Days, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer. The obligations of Merger Sub, and of Parent to cause Merger Sub, to accept for payment and pay for any Shares tendered pursuant to the Offer shall be subject to (i) the satisfaction of the Minimum Condition (as defined in Annex I hereto) and (ii) the satisfaction or waiver of each of the other conditions set forth in Annex I hereto (together with the Minimum Condition, the “Offer Conditions”), upon the terms and conditions hereof. Merger Sub expressly reserves the right, in its sole discretion, to (A) increase the Offer Price, (B) waive any Offer Condition or (C) modify any of the other terms or conditions of the Offer, except that, unless otherwise provided by this Agreement, without the consent of the Company, Merger Sub shall not (1) reduce the Offer Price, (2) change the form of consideration payable in the Offer (other than by adding consideration), (3) reduce the maximum number of Shares subject to the Offer, (4) waive or change the Minimum Condition, (5) add any condition to the Offer Conditions, (6) extend the expiration of the Offer, except as required or permitted by Section 1.1(b) or (7) modify any Offer Condition or any term of the Offer set forth in this Agreement in a manner adverse to the holders of Shares.

(b) Unless extended as provided in this Agreement, the Offer shall expire at midnight (i.e., one minute after 11:59 p.m., New York City time) on the date that is 20 Business Days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (such date and time, the “Initial Expiration Date”) or, in the event the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been so extended, the “Expiration Date”). Notwithstanding the foregoing, subject to the parties’ respective rights to validly terminate this Agreement pursuant to Article IX, Merger Sub may or shall, as applicable, extend the Offer from time to time:

(i) if at any scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived by Parent or Merger Sub, then Merger Sub shall extend the Offer for one or more consecutive periods of up to 5 Business Days (each such period to end at 5:00 p.m. (New York City time) on the last Business Day of such period) per extension (or such other duration as may be agreed to by Parent and the Company) until the earlier to occur of (A) the date such Offer Conditions are satisfied or waived and (B) the Termination Date (for the avoidance of doubt, as the Termination Date may be extended pursuant to Section 9.1(c)); provided, however, that if the sole then-unsatisfied Offer Condition is the Minimum Condition, Merger Sub may (but shall not be required to) extend the Offer on up to two occasions in consecutive periods of five Business Days each (each such period to end at 5:00 p.m. (New York City time) on the last Business Day of such period) (or such other duration as may be agreed to by Parent and the Company);

(ii) for any period required by applicable Law, including any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof or the rules of the New York Stock Exchange (“NYSE”) applicable to the Offer; or

(iii) if, at any scheduled Expiration Date, (A) the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Closing and the Closing (other than as a result of a breach by Parent or Merger Sub of any of their representations, warranties or covenants set forth in Section 5.7 and Section 7.12 of this Agreement) and (B) Parent and Merger Sub acknowledge and agree in writing that (1) the Company may terminate this Agreement pursuant to, and only in accordance with and upon the satisfaction of the requirements set forth in, Section 9.1(d)(iii)(2) and receive the Parent Termination Fee pursuant to, and only in accordance with and upon the satisfaction of the requirements set forth in, Section 9.2(b)(iv)(A) and (2) solely with respect to both (x) any payment of the Parent Termination Fee in accordance with subclause (1) of this Section 1.1(b)(iii) and (y) Merger Sub’s obligation, and Parent’s obligation to cause Merger Sub, to consummate the Offer, including to accept and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer and in accordance with this Section 1.1, all Offer Conditions set forth (I) in paragraphs (c)(ii)(C) and (c)(iv) of Annex I and (II) other than in respect of any willful or material breach (including any willful and material breach) following the date of delivery of such notice, in paragraph (c)(iii) of Annex I will be deemed to have been satisfied or waived at the Expiration Date after giving effect to any extension pursuant to this clause (iii) and, for the avoidance of doubt, only at such time, Merger Sub shall have the right in its sole discretion to extend the Offer on up to four occasions in consecutive periods of five Business Days each (each such period to end at 5:00 p.m. (New York City time) on the last Business Day of such period) (or such other duration as may be agreed to by Parent and the Company); provided, that Merger Sub shall not be permitted to extend the Offer to a date later than the Termination Date (for the avoidance of doubt, as the Termination Date may be extended pursuant to Section 9.1(c)).

The Offer may be terminated prior to the Expiration Date (as it may be extended in accordance with this Section 1.1(b)), but only if this Agreement is validly terminated in accordance with Article IX. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is validly terminated in accordance with Article IX, prior to the acceptance for payment of Shares tendered in the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return, and shall cause any depositary acting on behalf of Merger Sub to return, all tendered Shares to the registered holders thereof.

(c) Subject to the terms and conditions of the Offer and this Agreement and the satisfaction of all of the Offer Conditions, Merger Sub will accept for payment (the time of such acceptance, the “Acceptance Time”) and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Acceptance Time, but in any event not later than three Business Days after the Acceptance Time (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act); provided, that with respect to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, Merger Sub shall be under no obligation to make any payment for such Shares unless and until such Shares are delivered in settlement or satisfaction of such guarantee. Parent shall cause to be provided to Merger Sub all of the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer.

(d) Subject to the obligations of the Company and its subsidiaries pursuant to Section 6.1, the Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination or other exchange of shares with respect to Shares occurring on or after the date of this Agreement and at or prior to the Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action.

Section 1.2 Offer Documents. As soon as practicable on the date of the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer, Parent and Merger Sub shall (a) file a Tender Offer Statement on Schedule TO (together with all exhibits, amendments and supplements thereto, the “Schedule TO”) with respect to the Offer, which shall contain or shall incorporate by reference an offer to purchase (the “Offer to Purchase”), the summary term sheet required thereby and, as exhibits, a form of letter transmittal and a form of summary advertisement (the Schedule TO, the Offer to Purchase and such other documents, together with all exhibits, amendments and supplements thereto, the “Offer Documents”) and (b) cause the Offer Documents to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities Law. The Company shall promptly supply Parent and Merger Sub in writing, for inclusion in the Offer Documents, all information concerning the Company and its subsidiaries required under the Exchange Act to be included in the Offer Documents or reasonably requested by Parent or Merger Sub for inclusion in the Offer Documents. The Offer shall be conducted in compliance with applicable Law (including the Exchange Act). Each of Parent, Merger Sub and the Company agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents and any amendments thereto prior to the filing thereof with the SEC and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel. In addition, Parent agrees to provide the Company and its counsel any comments, whether written or oral, that Parent may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, and any written or oral responses thereto. The Company and its counsel shall be given a reasonable opportunity to review and comment upon such responses and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel. Each of Parent and Merger Sub shall respond as promptly as practicable to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

Section 1.3 Company Actions.

(a) The Company hereby consents to the Offer and to the inclusion in the Offer Documents of the Recommendation of the Company Board described in Section 4.4.

(b) As promptly as reasonably practicable following the filing by Parent and Merger Sub of the Offer Documents on the day that the Offer is commenced (within the meaning of Rule 14d-2 under the Exchange Act), the Company shall file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (such Schedule 14D-9, together with all exhibits, amendments and supplements thereto, the “Schedule 14D-9”), which shall reflect that the Merger is governed by Section 251(h) of the DGCL and shall contain the Recommendation of the Company Board described in Section 4.4. The Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company under Section 262 of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC. Unless otherwise required by Law, the Company shall set the record date for the Company’s stockholders to receive such notice of appraisal rights as the same date as the Offer Documents and the Schedule 14D-9 are first disseminated to the holders of the Shares and shall disseminate the Schedule 14D-9 including such notice of appraisal rights to the Company’s stockholders to the extent required by Section 262 of the DGCL. The Company shall cause the Schedule 14D-9 to be disseminated to the holders of Shares, as and to the extent required by applicable federal securities Law. Each of the Company, Parent and Merger Sub agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case, as and to the extent required by applicable federal securities Law. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel. In addition, the Company agrees to provide Parent, Merger Sub and their counsel any comments, whether written or oral, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, and any written or oral responses thereto. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment upon such responses and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel. The Company shall respond as promptly as practicable to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(c) In connection with the Offer, the Company shall, or shall cause its transfer agent, promptly to furnish Parent and Merger Sub with a list of its stockholders, mailing labels, security position listings, any non-objecting beneficial owner lists and any available listings or computer files containing the names and addresses of the record holders of Shares and lists of securities positions of Shares held in depositories as of the most recent practicable date and shall furnish Parent and Merger Sub with such additional available information (including periodic updates of such information) and such other assistance as Parent, Merger Sub or their Representatives may reasonably request in connection with the Offer. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent, Merger Sub and their affiliates, associates, agents and advisors, shall, pursuant to the Confidentiality Agreement, keep such information confidential and use the information contained in any such labels, listings and files only in connection with the Offer and the Merger and, if this Agreement shall be validly terminated in accordance with Article IX, will deliver to the Company or destroy all copies of such information then in their possession in accordance with the Confidentiality Agreement.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

Section 2.2 Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer (the “Offer Closing”) at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York, at 10:00 a.m. local time, on the third Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VIII (excluding conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at or prior to the Closing). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” Subject to the provisions of this Agreement, at the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed and filed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to in writing by the parties hereto, being hereinafter referred to as the “Effective Time”) and shall make all other filings or recordings required under the DGCL to effectuate the Merger.

Section 2.3 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.4 Merger Without Meeting of Stockholders. The Merger shall be governed by Section 251(h) of the DGCL. The parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of stockholders of the Company, in accordance with Section 251(h) of the DGCL.

Section 2.5 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended so that it reads in its entirety as set forth in Exhibit A annexed hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by Law.

(b) At the Effective Time, and without any further action on the part of the Company or Merger Sub, the bylaws of the Company shall be amended so that they read in their entirety as set forth in Exhibit B annexed hereto, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by Law.

Section 2.6 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors and assigns are duly elected and qualified, or their earlier death, resignation or removal. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal. The parties shall take all actions necessary to effectuate the foregoing.

ARTICLE III

EFFECTS OF THE MERGER ON THE CAPITAL STOCK OF

THE CONSTITUENT CORPORATIONS

Section 3.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the shares of capital stock of the Company, Parent or Merger Sub:

(a) Each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares owned by Parent or Merger Sub, (ii) any Shares to be canceled pursuant to Section 3.1(b) and (iii) any Dissenting Shares, shall be converted into the right to receive in cash an amount per Share equal to the Offer Price (the “Merger Consideration”) payable to the holder thereof, without interest, in the manner provided in Section 3.3. All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 3.1 shall be automatically cancelled and shall cease to exist;

(b) Each Share held in the treasury of the Company and each Share owned directly or indirectly by Parent, Merger Sub or any wholly-owned subsidiary of the Company immediately prior to the Effective Time (other than Shares held on behalf of third parties) shall be canceled and shall cease to exist without any conversion thereof and no payment or distribution shall be made with respect thereto;

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and

(d) If, at any time during the period between the date of this Agreement and the Effective Time and subject to the obligations of the Company and its subsidiaries pursuant to Section 6.1, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change and such adjustment to the Merger Consideration shall provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action.

Section 3.2 Company Stock Options, Company RSUs and Company Restricted Shares. Unless otherwise mutually agreed to in writing by Parent and the Company prior to the Effective Time:

(a) Immediately prior to the Effective Time, each then-outstanding option to purchase Shares (a “Company Stock Option”) granted under any director or employee stock option or compensation plan or arrangement of the Company (collectively, the “Company Stock Plans” ), whether or not vested or exercisable, shall become fully vested and exercisable contingent upon the Closing, and shall be converted into the right to receive, and the Company shall pay to each former holder of any such fully vested converted Company Stock Option, an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Share of such Company Stock Option and (ii) the number of Shares such holder could have purchased had such holder exercised such Company Stock Option in full immediately prior to the Effective Time. Other than as provided in this Section 3.2(a), no Company Stock Option shall survive following the Closing.

(b) Immediately prior to the Effective Time, each then-outstanding restricted stock unit with respect to Shares (a “Company RSU”) and each then-outstanding Share of restricted stock (a “Company Restricted Share”) granted under any Company Stock Plan, whether or not vested, shall become fully vested contingent upon the Closing, and shall be converted into the right to receive, and the Company shall pay to each former holder of any such fully vested converted Company RSU or Company Restricted Share, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Shares subject to such Company RSU or the number of Company Restricted Shares, as applicable. For purposes of the foregoing, any Company RSU or Company Restricted Share subject in whole or in part to performance-based vesting conditions shall vest assuming target level of performance. Other than as provided in this Section 3.2(b), no Company RSU or Company Restricted Share shall survive following the Closing.

(c) The Company shall pay the holders of Company Stock Options, Company RSUs and Company Restricted Shares the cash payments described in this Section 3.2 through the Company’s payroll system promptly after the Effective Time, but in any event not later than the second Business Day after the Effective Time.

(d) At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee (or other similar committee or subcommittee of the Company Board), as applicable, shall adopt any resolutions and take all such lawful actions as may be necessary to provide for and give effect to the transactions contemplated by this Section 3.2. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement shall not provide any holder of an award or right under any Company Stock Plan with the right to acquire any capital stock or other equity interest in the Surviving Corporation, Parent, or their respective affiliates.

Section 3.3 Surrender of Shares.

(a) Prior to the Effective Time, Parent or Merger Sub shall enter into an agreement (in a form reasonably acceptable to the Company) with the Company’s transfer agent or another financial institution to act as agent for the stockholders of the Company in connection with the Merger (the “Paying Agent”) to receive the Merger Consideration to which the stockholders of the Company shall become entitled pursuant to this Section 3.1(a). At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent sufficient funds (that when taken together with available cash of the Company and its subsidiaries that is deposited with the Paying Agent at the Effective Time) to make all payments pursuant to Section 3.1(a). Such funds may be invested by the Paying Agent as directed by Parent; provided that (i) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Shares and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the stockholders of the Company in the amount of any such losses and (ii) such investments shall be in short term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America, (B) short term commercial paper obligations rated the highest quality by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively or (C) in money market funds investing solely in a combination of the foregoing. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs.

(b) Promptly after the Effective Time, and in any event not later than the third (3rd) Business Day following the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of an outstanding certificate or certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding Shares, which have converted into the right to receive the Merger Consideration pursuant to Section 3.1(a), (i) a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such person shall pass, only upon proper delivery of Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration payable with respect thereto pursuant to Section 3.1(a). Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto on or prior to the one-year anniversary of the Effective Time, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable pursuant to Section 3.1(a) for each Share formerly represented by such Certificate and such Certificate shall then be canceled. Promptly after the Effective Time and in any event not later than the third (3rd) Business Day following the Effective Time, the Paying Agent shall issue and deliver to each record holder, as of the Effective Time, of uncertificated Shares represented by book-entry (“Book-Entry Shares”) a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 3.1(a) of this Agreement in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or (unless affirmatively required by the Paying Agent), any letter of transmittal, “agent’s message” or other documents to the Paying Agent, and such Book-Entry Shares shall then be canceled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares. Any Merger Consideration paid upon surrender of any Certificate or any Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares represented by such Certificate or such Book-Entry Share, as applicable.

(c) If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate or Book-Entry Share, as applicable, so surrendered shall be properly endorsed and presented to the Paying Agent accompanied by all documents required to evidence and effect such transfer and that the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(d) Until surrendered as contemplated by this Section 3.3, each Certificate or Book-Entry Share in respect of Shares converted into the right to receive the Merger Consideration pursuant to Section 3.1(a) shall be deemed, at any time after the Effective Time, to no longer be outstanding and shall be canceled, extinguished and cease to exist and shall be deemed to represent only the right to receive upon such surrender the applicable Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, pursuant to Section 3.1(a), without any interest thereon.

(e) At any time following the date that is 12 months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (including any interest or other amounts received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates and Book-Entry Shares and thereafter such holders shall be entitled only to look to Parent and the Surviving Corporation as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates and Book-Entry Shares. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration and the payment for Shares in the Offer. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(f) After the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares that were outstanding prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article III.

(g) Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Shares, Company Stock Options, Company RSUs and Company Restricted Shares pursuant to this Agreement any amount as is required to be deducted and withheld with respect to the making of such payment under applicable Tax Laws and shall remit such withholding amount to the appropriate Governmental Entity. To the extent that amounts are so deducted or withheld by Parent, the Surviving Corporation or the Paying Agent, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Stock Options, Company RSUs or Company Restricted Shares, as the case may be, in respect of whom such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

(h) In the event that any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including, if necessary, the making of an affidavit of the fact by the person claiming such Certificate to be lost, stolen or destroyed, the entry by such person into an indemnity agreement against any claim that may be made against it or the Surviving Corporation with respect to the Certificate alleged to have been lost, stolen or destroyed, the Paying Agent will deliver in exchange for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by such Certificate pursuant to this Article III.

(i) Notwithstanding any provision of this Agreement to the contrary, none of the parties, the Surviving Corporation or the Paying Agent shall be liable to any person for Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

Section 3.4 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect, or withdraws or otherwise loses, any such right to appraisal, each such Share of such holder shall thereupon be deemed to have converted at the Effective Time into and become exchangeable only for the right to receive the Merger Consideration in accordance with Section 3.1(a). The Company shall serve prompt notice to Parent (and in any event within two Business Days) of any demands received by the Company for appraisal of any Shares, and withdrawals or attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law with respect to appraisal rights. Parent shall have the right to direct and control all negotiations and proceedings with respect to such demands, withdrawals or attempted withdrawals of such demands and any other actions in respect of the stockholders’ rights of appraisal; provided, that prior to the Acceptance Time, Parent shall consult with the Company and consider in good faith the Company’s advice with respect to such negotiations and proceedings and the Company shall have the right to participate in any such negotiations and proceedings. The Company shall not, without the prior consent of Parent, and prior to the Acceptance Time, Parent shall not, except with the prior written consent of the Company, make any payment with respect to, or compromise or settle or offer to compromise or settle, any such demands, or approve any withdrawal of such demands or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with the provisions under Section 262 of the DGCL, or agree to do any of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth on the confidential disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Schedule,” it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall also be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure) or (b) as disclosed or reflected in the Company SEC Reports filed with the SEC on or after January 1, 2014 and not less than one Business Day prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks contained under the heading “Forward-Looking Statements” or any other sections relating to forward-looking statements to the extent they are cautionary, protective, predictive or forward-looking in nature, in each case, other than any statements of historical fact contained therein), it being understood that any matter disclosed in such filings shall not be deemed disclosed for purposes of Section 4.3(a), Section 4.4 or Section 4.5(b), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.1 Organization and Qualification; Subsidiaries; JV Entities.

(a) Each of the Company and its subsidiaries (i) is an entity duly organized, validly existing and is in good standing, if applicable, under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets and properties makes such qualification or licensing necessary, except for any such failures with respect to the subsidiaries of the Company and except for any such failures to be so qualified or in good standing with respect to the Company, as would not, individually or in the aggregate, have a Material Adverse Effect. Section 4.1(a) of the Company Disclosure Schedule sets forth a list of the Company’s subsidiaries and their respective jurisdictions of organization.

(b) Section 4.1(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of each other corporation, partnership, limited liability company or other person that is not a subsidiary but in which the Company, directly or indirectly, holds an equity interest (each such person, a “JV Entity”, and each such interest, a “JV Interest”). All JV Interests are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens). There is no pending (or to the knowledge of the Company, threatened) suits, claims, actions, proceedings, arbitrations, mediations or investigations (each, an “Action”) against any JV Entity or any of its subsidiaries that would be disclosable under Section 4.9(a) (substituting “JV Entity” for the “Company”), except for any such Action that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.2 Certificate of Incorporation and Bylaws. The Company has made available to Parent a true and complete copy of the amended and restated certificate of incorporation of the Company (the “Certificate of Incorporation”) and the amended and restated bylaws of the Company (the “Bylaws”), and the Company shall provide prior to Closing (but in any event within 10 Business Days of the date of this Agreement) each equivalent organizational or governing document of each of the Company’s subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither the Company nor any of its subsidiaries is in violation of any provision of the foregoing documents in any material respect.

Section 4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 250,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). At the close of business on June 24, 2016 (the “Measurement Date”): (i) 69,742,698 Shares were issued and outstanding; (ii) no Shares were held in treasury; (iii) no shares of Preferred Stock were issued or outstanding; (iv) an aggregate of 8,743,370 Shares were subject to or otherwise deliverable in connection with the exercise of outstanding Company Stock Options issued pursuant to the Company Stock Plans and an aggregate of 81,830 Shares were subject to or otherwise deliverable in connection with Company RSUs issued pursuant to the Company Stock Plans; (v) an aggregate of 138,000 Company Restricted Shares were issued pursuant to the Company Stock Plans; (vi) an aggregate of 27,037 Shares were subject to deferral pursuant to the Company Stock Plans; and (vii) no Shares were subject to stock appreciation rights. Except as set forth above and except for changes since the Measurement Date resulting from the exercise of Company Stock Options and the settlement of Company RSUs and Company Restricted Shares, as of the date of this Agreement, (A) there are not outstanding or authorized any (1) shares of capital stock or other voting securities of the Company, (2) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (3) subscriptions, options, warrants, calls, phantom stock or other rights, agreements or arrangements to acquire from the Company, or obligations of the Company or any of its subsidiaries to issue or sell, any capital stock, voting securities or securities convertible into, exercisable for, or exchangeable for, or giving any person a right to subscribe for, any capital stock, voting securities or any other equity interests of the Company (the items in clauses (1), (2) and (3) are referred to collectively as “Company Securities”), (B) there are no outstanding obligations of the Company to (I) repurchase, redeem or otherwise acquire any Company Securities, (II) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement, arrangement, understanding or commitment or (III) provide funds to, or make any investment (in the form of a loan, capital contribution, guarantee, credit enhancement or otherwise) in or assume any liability or obligation to, any other person, and (C) there are no other subscriptions, options, warrants, calls, phantom stock or other rights, agreements or arrangements relating to the issued or unissued capital stock of the Company to which the Company or any of its subsidiaries is a party. Each of the outstanding Shares is duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any preemptive rights. All shares of the capital stock of the Company that are subject to issuance in this Section 4.3(a), upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (x) are, or upon issuance will be, duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights, and (y) are, to the extent owned directly or indirectly by the Company, owned free and clear of any Liens and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the Securities Act, and other applicable securities Laws.

(b) Except as set forth in Section 4.3(b) of the Company Disclosure Schedule, all outstanding shares of capital stock or other equity interests of the Company’s subsidiaries are owned by the Company or another wholly-owned subsidiary of the Company free and clear of all Liens (other than Permitted Liens and other such transfer restrictions of general applicability as may be provided under the Securities Act). Except for the Company’s subsidiaries, neither the Company nor any of its subsidiaries owns any capital stock of or other equity interest in, or any interest convertible into or exercisable or exchangeable for any capital stock or voting securities of, or other equity interests in, or has any direct or indirect equity participation or similar interest in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any person. No subsidiary of the Company is under any current or prospective obligation to form or participate in, provide funds, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation, to any person. Each of the outstanding shares of capital stock or other equity interests of each of the Company’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any preemptive rights, except as would not be material to the Company or any of its subsidiaries.

(c) From the close of business on the Measurement Date until the date of this Agreement, no options to purchase Shares or awards that may be settled in Shares have been granted and no Shares have been issued, except for Shares issued pursuant to the exercise or vesting of Company Stock Options or the vesting of Company RSUs or Company Restricted Shares, in each case in accordance with the terms of the Company Stock Plans.

(d) Except for awards to acquire Shares under any equity incentive plan of the Company and its subsidiaries, neither the Company nor any of its subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or the holders of voting securities of the Company on any matter. All dividends and distributions (including dividend equivalents) on shares of the capital stock of the Company or other securities of the Company or any of its subsidiaries that have been declared or authorized prior to the date hereof have been paid in full. There are no voting trusts, rights agreements, “poison pill” or other similar “stockholder rights plans” or other agreements, understandings or Contracts to which the Company or any of its subsidiaries is a party.

Section 4.4 Authority. Assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, the Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Offer, the Merger and other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms and conditions (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors’ rights generally, or, as to enforceability, by general principles of equity). As of the date hereof, the Company Board, acting upon the recommendation of the Strategic Review Committee, at a duly called and held meeting, has adopted resolutions: (a) determining that the terms of the Offer, the Merger, this Agreement and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, and approving and declaring it advisable to enter into this Agreement and the transactions contemplated hereby in accordance with the DGCL; (b) approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger, in accordance with the DGCL; and (c) recommending that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer (the “Recommendation”). Assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, no vote or consent of the holders of any class or series of the Company’s capital stock or other securities is required to authorize this Agreement or to consummate the Offer, the Merger and the other transactions contemplated hereby.

Section 4.5 No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 4.5(a) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company, and the consummation of the Offer, the Merger and the other transactions contemplated hereby do not and will not (i) breach, conflict with or violate the certificate of incorporation or bylaws or other equivalent organizational documents of (x) the Company or (y) its subsidiaries; (ii) assuming that all consents, approvals and authorizations contemplated by Section 4.5(b) and Section 5.3(b) have been obtained and all filings described in such clauses have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties or assets are bound or any License; or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), result in the loss of a benefit or require a consent under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the assets of the Company pursuant to, any Contract or Lease to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties or assets are bound, except, in the case of clauses (i)(y) (solely with respect to immaterial subsidiaries of the Company), (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any Governmental Entity except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the filing of the Offer Documents and the Schedule 14D-9), and under state securities, takeover and “blue sky” Laws; (ii) the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any filings required under the applicable requirements of antitrust or other competition laws of jurisdictions other than the United States (“Foreign Merger Control Laws”); (iii) such filings as necessary to comply with the applicable requirements of the NYSE; (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL; (iv) notice filings under applicable Timeshare Laws following the Closing; (v) the approval set forth in Section 4.5(b) of the Company Disclosure Schedule; and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) prevent or materially delay the Company from performing its obligations under this Agreement in any material respect or (B) individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.6 Compliance; Licenses.

(a) Neither the Company nor any of its subsidiaries is in violation of, nor since January 1, 2014 has been in violation of, and each of the Company and its subsidiaries are, and since January 1, 2014 have been, in compliance with, any Law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which the Company’s or any of its subsidiaries’ respective assets or properties are bound, except for any such violation or non-compliance, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The Company and its subsidiaries have all permits, registrations, licenses, authorizations, exemptions, certificates, orders, easements, variances, consents, grants, approvals and franchises from Governmental Entities required to conduct their respective businesses and own, lease and operate their respective assets and properties as they are now being conducted (“Licenses”), except for any such Licenses the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Licenses are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and neither the Company nor any of its subsidiaries is in conflict with or default or violation of any such License, except for any such conflict, default or violation which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify in an adverse manner any such License.

(c) This Section 4.6 does not relate to employee benefit matters, which are the subject of Section 4.11, and Taxes, which are the subject of Section 4.15.

Section 4.7 SEC Reports; Financial Statements.

(a) The Company has filed or furnished on a timely basis all registration statements, forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished on or prior to the date hereof by it with the SEC since January 1, 2014 through the date hereof (all such registration statements, forms, reports, statements, certificates and other documents filed since January 1, 2014, including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “Company SEC Reports”). As of their respective effective dates (in the case of the Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act (as defined below) and as of their respective SEC filing dates (in the case of all other Company SEC Reports), or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, (i) each of the Company SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, as the case may be, and other applicable Law and (ii) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002 and other applicable Law, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing with respect to the disclosures that are amended), none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth in Section 4.7(a) of the Company Disclosure Schedule, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff and, to the knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review. There has been no material correspondence between the SEC and the Company since January 1, 2014 that is not set forth in the Company SEC Reports or that has not otherwise been disclosed to Parent prior to the date hereof. No subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC. Since January 1, 2014, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. Neither the Company nor any of its subsidiaries has outstanding, or has arranged any outstanding, “extension of credit” to directors or executive officers of the Company prohibited by Section 402 of the Sarbanes-Oxley Act of 2002.

(b) The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal years ended December 31, 2013, December 31, 2014 and December 31, 2015 included in the Company SEC Reports and filed with the SEC complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”), applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof and the consolidated statements of operations and comprehensive income, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of the Company (including any related notes thereto) for all interim periods included in the Company’s Quarterly Reports on Form 10-Q filed with the SEC since January 1, 2014 and included in the Company SEC Reports complied in all material respects with the applicable accounting requirements and the rules and regulations of the SEC, have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods involved (except for the absence of footnote disclosures and normal year-end adjustments as permitted by GAAP), and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated statements of income and comprehensive income, cash flows and stockholders’ equity for the periods indicated (subject to normal year-end adjustments as permitted by GAAP). Since January 1, 2014, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto. From January 1, 2014 through the date hereof, the Company has not received any material complaint, allegation, assertion or claim, regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls.

(c) The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in Rule 13a-15(e) and Rule 13a-15(f) under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act, designed (i) to ensure that material information required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents, and (ii) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company is, and has been since January 1, 2014, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. Since January 1, 2014 through the date hereof, the Company has not identified (A) any material weakness or significant deficiency in the design or operation of internal control over financial reporting which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Section 4.8 No Undisclosed Liabilities. Neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2015 (or the notes thereto) included in the Company SEC Reports, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2015, (c) which have been discharged or paid in full prior to the date of this Agreement, (d) incurred pursuant to the transactions contemplated by this Agreement or (e) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no unconsolidated subsidiaries of the Company. Except as disclosed in the Company SEC Reports, neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act.

Section 4.9 Absence of Certain Changes or Events. From January 1, 2016 through the date of this Agreement, (a) none of the Company or any of its subsidiaries has taken or agreed to take any action that, if taken after the date hereof, would require the consent of Parent pursuant to Section 6.1(b)(i) (other than, solely with respect to any of the Company’s subsidiaries, as may have occurred in the ordinary course of business consistent with past practice), (ii), (v), (vi), (x), (xi), (xii) (other than with respect to clauses (ii), (v), (vi), (x), (xi) or (xii), as may have occurred in the ordinary course of business consistent with past practice), (xiv), (xv), (xvi) (other than with respect to clause (xvi) for any reorganization of wholly-owned subsidiaries of the Company in the ordinary course of business consistent with past practice), (xvii), (xviii) (other than with respect to clause (xviii) as may have occurred in the ordinary course of business consistent with past practice), and solely with respect to the foregoing clauses, (xix) and (b) (i) the Company and its subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practice and (ii) there has not been any change, event or occurrence which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

Section 4.10 Absence of Litigation. There are no Actions pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective assets or properties, other than any such Action that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries nor any of their respective assets or properties is or are subject to any order, writ, judgment, injunction, decree or award, except for those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no Actions pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective assets or properties that seek to materially interfere with or delay the consummation of the transactions contemplated by this Agreement. There are no SEC inquiries, investigations or reviews, other inquiries or investigations or review by any Governmental Entity or internal investigations or reviews pending or, to the knowledge of the Company, threatened, with respect to the Company or any of its subsidiaries or any of their respective assets or properties, except for those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, there are no settlements of any Actions to which the Company or any of its subsidiaries is a party or by which any of their respective assets or properties are bound that are material to the Company and its subsidiaries, taken as a whole, and under which the Company or any of its subsidiaries have material continuing obligations.

Section 4.11 Employee Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Company Plan, specifying which Company Plans are applicable to non-U.S. Company Employees. For purposes of this Agreement, a “Company Plan” is any Benefit Plan: (i) under which any current, former or retired employee or director of the Company or any of its subsidiaries (collectively, the “Company Employees”) or individual or sole proprietorship serving as a consultant or independent contractor to the Company or any of its subsidiaries has any present or future right to benefits and that is or has been contributed to, sponsored or maintained by the Company or any of its subsidiaries; or (ii) with respect to which the Company or any of its subsidiaries has any actual or contingent liability. For purposes of the representations and warranties set forth in this Section 4.11, references to “Company Plan” shall not include any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) (a “Multiemployer Plan” ) to which the Company or any of its subsidiaries or any of their respective ERISA Affiliates contributes.

(b) With respect to each Company Plan, the Company has made available to Parent a current, accurate and complete copy thereof (or, if a plan is not written, an accurate written description thereof) and, to the extent applicable, including all amendments thereto (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter, if any, received from the Internal Revenue Service (the “IRS”) or the non-U.S. local equivalent taxing authority, (iii) any summary plan description, (iv) all material written communications to employees or any Governmental Entity relating to such Company Plan made within the last year and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Company Plan has been established, registered, amended, funded, invested, maintained and administered in all respects in accordance with its terms and in compliance with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA” ), the Internal Revenue Code of 1986, as amended (the “Code”), and other applicable Laws and (ii) there are no Actions (other than routine claims for benefits in the ordinary course of business consistent with past practice), audits or inquiries by, on behalf of or against any Company Plan or any trusts related thereto, pending or, to the knowledge of the Company, threatened.

(d) Neither the Company nor any ERISA Affiliate maintains, sponsors, participates in or contributes to, or is or has been within the last six (6) years obligated to contribute to, or otherwise has incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan or any other employee pension benefit plan (as such term is defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. No Company Plan is a “multiple employer plan” (within the meaning of Section 4063 or 4064 of ERISA or the equivalent thereof under applicable non-U.S.

Laws). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no event has occurred and no condition exists that would, either directly or by reason of the Company’s or any of its subsidiaries’ affiliation with any of their ERISA Affiliates, subject the Company or any of its subsidiaries to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws.

(e) Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and, to the knowledge of the Company, no circumstances exist which would reasonably be expected to adversely affect such qualification or exemption.

(f) Neither the Company nor any of its subsidiaries (i) has any formal plan or has made any enforceable promise or commitment to create any additional benefit plans which would be considered to be a Company Plan once created or to materially increase the benefits provided under any Company Plan; or (ii) is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of foreign, state or local Law relating to Tax).

(g) Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, each Company Plan that is maintained primarily for the benefit of employees outside of the United States (such plans hereinafter being referred to as “Non-U.S. Company Plans”) complies with applicable local Law, and all such plans that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. There is no pending or, to the knowledge of the Company, threatened litigation relating to any Non-U.S. Company Plan. Neither the Company nor any subsidiary of the Company offers or has ever offered Company Employees participation in any Non-U.S. Company Plans that provide defined benefit pension arrangements to its employees or former employees.

(h) Except as set forth in Section 4.11(h) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, stockholder approval of the Merger nor the consummation of the transactions contemplated by this Agreement could (either alone or in combination with another event) (i) result in any of the following with respect to any Company Employee or individual independent contractor or consultant of the Company or any of its subsidiaries: (A) the entitlement to severance pay or any other payment, except as required by applicable Law, (B) any payment, compensation or benefit becoming due, (C) the increase in the amount of any payment, compensation or benefit due, (D) the acceleration of the time of payment or vesting of any payment, compensation or benefit, and (E) any funding (through a grantor trust or otherwise) of any compensation or benefits, or (ii) result in “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code or the equivalent thereof under applicable non-U.S. Laws.

(i) No Company Plan is an employee stock purchase plan.

Section 4.12 Labor and Employment Matters.

(a) Except as set forth in Section 4.12(a) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement, Contract or similar agreement or understanding with any labor organization, labor union, works council, employee association, or other representative of any Company Employees (collectively, “Union” ), nor is any such agreement presently being negotiated by the Company nor any of its subsidiaries and neither the Company nor any of its subsidiaries has a duty or obligation pursuant to any Contract or applicable Law, as the case may be, to bargain with any Union. The Company has materially satisfied all obligations under the Contracts set forth in Section 4.12(a) of the Company Disclosure Schedule. Since January 1, 2014, there has not been, nor is there pending or, to the knowledge of the Company, threatened, any material labor dispute between the Company or any of its subsidiaries and any Union, or any material strikes, or similar material labor disputes involving any employee of the Company or any of its subsidiaries. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) there are no unfair labor practice complaints pending against the Company or any of its subsidiaries before the National Labor Relations Board or any other labor relations tribunal or authority and (ii) to the knowledge of the Company, there are no Union organizing efforts or election activity involving any employee of the Company or any of its subsidiaries, including any filings for recognition with any Governmental Entity.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company and its subsidiaries is, and has been since January 1, 2014, in compliance with all Laws regarding labor, employment and employment practices, including applicable Laws relating to the hiring, promotion, assignment, and termination of employees, including the Worker Adjustment and Retraining Notification Act; discrimination; harassment; retaliation; equal employment opportunities; disability; labor relations; wages and hours; profit sharing obligations, social security and housing contributions; the Fair Labor Standards Act, and applicable state and local wage and hour Laws (collectively, the “FLSA” ); immigration; workers’ compensation; employee benefits; classification of employees under the FLSA; classification of independent contractors; background and credit checks; occupational safety and health; family and medical leave; data privacy and data protection; and any bargaining or other obligations under the National Labor Relations Act and the Labor-Management Relations Act.

(c) Neither the Company nor any of its subsidiaries is the subject of, nor to the knowledge of the Company, is there threatened, any Proceeding that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to any current or former employee or service provider thereof.

(d) As of the date hereof, no officer or senior management employee of the Company has given written notice to the Company or any of its subsidiaries that such employee intends to terminate his or her employment.

Section 4.13 Insurance. The Company and each of its subsidiaries and their respective assets and properties and businesses, including the Resorts and all rights to use and operate Resort accommodations pursuant to the Diamond Resorts timeshare program, are covered by valid and effective insurance policies issued in favor of the Company or one or more of its subsidiaries and businesses of the Company and its subsidiaries (including the Resorts) and self-insurance amounts, which together are customary in terms, risks covered and coverage amounts for companies or assets and properties of similar size in the industry and locales in which the Company and its subsidiaries and their businesses (including the Resorts) operate (the “Insurance Policies”), except where the failure to have such coverage would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Section 4.13 of the Company Disclosure Schedule contains a true, correct and complete list of all Insurance Policies in effect as of the date of this Agreement that are material to the businesses of the Company and its subsidiaries (including the Resorts), taken as a whole. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (a) all Insurance Policies of the Company and its subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable law, (b) all premiums due with respect to such insurance policies have been paid in accordance with the terms thereof, and (c) neither the Company nor any of its subsidiaries is in breach or default, and neither the Company nor any of its subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, or both, would constitute such a breach or default under, or permit termination or modification of, any of such insurance policies.

Section 4.14 Properties.

(a) Section 4.14(a) of the Company Disclosure Schedule lists the street address of each parcel of Owned Real Property that is undeveloped land and the Company owns no other material real property in fee. Except as would not be material to the Company and its subsidiaries, the Company or one of its subsidiaries has good and marketable fee simple title to all real property owned by the Company or any subsidiary of the Company (“Owned Real Property”) and except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company or one of its subsidiaries has valid leasehold estates in all real property leased or subleased by the Company or any subsidiary of the Company (“Leased Real Property” and, together with Owned Real Property, “Real Property”), in each case, free and clear of any Liens, except for Permitted Liens. Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its subsidiaries has leased, subleased or otherwise granted to any person the right to use or occupy all or any portion of any parcel of the Real Property, and neither the Company nor any of its subsidiaries has granted any outstanding options, rights of first refusal, rights of first offer or other third party rights to purchase such Real Property or any portion thereof.

(b) Within 10 Business Days of the date hereof, the Company shall provide to Parent a list of each parcel of Leased Real Property (and shall provide to Parent copies of all leases, subleases, licenses or other occupancy Contracts under which the Company or any of its subsidiaries leases or otherwise occupies such Leased Real Property) with respect to which, the Company or its subsidiaries, as applicable, (i) pays $100,000 or more per year in rent and is for space not used solely for sales and marketing purposes or (ii) the space relating thereto is used for the purpose of a corporate or division headquarters (“Leases”). Except as would not, individually or in the aggregate, have a Material Adverse Effect, each Lease is in full force and effect and is the valid, binding and enforceable obligation of the Company and each of its subsidiaries party thereto, and to the knowledge of the Company, of each other party thereto

(except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors’ rights generally, or, as to enforceability, by general principles of equity). Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company or a subsidiary of the Company owns and has good and valid title to all of their respective owned real property and good title to all of its tangible personal property and has valid leasehold interests in all of its leased properties, sufficient to conduct their respective businesses as currently conducted, free and clear of all Liens (other than Permitted Liens); provided, that no representation is made under this Section 4.14 with respect to any intellectual property or intellectual property rights, which are the subject of Section 4.18.

(c) The Real Property constitutes all of the material real property owned or leased by the Company and its subsidiaries. There is no pending or, to the knowledge of the Company, threatened appropriation, condemnation, eminent domain or like Action, or sale or other disposition in lieu of condemnation, affecting the Real Property.

Section 4.15 Tax Matters. Except as set forth in Section 4.15 of the Company Disclosure Schedule or as would not, individually or in the aggregate have a Material Adverse Effect:

(a) all material income Tax Returns and other material Tax Returns required to be filed by the Company and its subsidiaries have been filed and are true, correct and complete in all material respects;

(b) the Company and each of its subsidiaries have paid all Taxes that are due and payable by any of them and have made adequate provision to the extent required by GAAP for any Taxes that are not yet due and payable, for all taxable periods, or portions thereof, ending on or before the date hereof;

(c) neither the Company nor any of its subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, and no request for any such waiver or extension is currently pending;

(d) to the knowledge of the Company, no Tax audits, examinations, investigations or other proceedings with respect to the Company or any of its subsidiaries (or with respect to any other person, which Tax audit, examination, investigation or other proceeding would reasonably be expected to result in any liability or obligation (including any indemnification obligation) to the Company or any of its subsidiaries with respect to Taxes) are pending and no written claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns such that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction;

(e) there are no Liens for Taxes on any of the assets or properties of the Company or any of its subsidiaries other than Permitted Liens;

(f) neither the Company nor any of its subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4;

(g) neither the Company nor any of its subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was the Company or Diamond Resorts Corporation (“DRC”), a Maryland corporation (or any of DRC’s predecessors)), (ii) has any liability for the Taxes of any person (other than the Company or its subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (iii) is a party to or is bound by any Tax sharing agreement or arrangement, Tax allocation agreement or arrangement or Tax indemnification agreement or arrangement (other than any such agreement or arrangement the parties to which consist exclusively of the Company and its subsidiaries), or (iv) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two (2)-year period ending on the date of this Agreement;

(h) neither the Company nor any of its subsidiaries will be required to include in its taxable income any taxable period ending after the Closing Date a material amount of taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or Section 108(i) of the Code or comparable provisions of state, local or foreign Tax Law; provided, that this Section 4.15(h) shall not apply if such taxable income arises in connection with the receipt of an amount of cash at least equal to the amount of tax owed on such taxable income;

(i) Section 4.15(i) of the Company Disclosure Schedule sets forth the tax status of each Timeshare Owners’ Association; and

(j) Section 4.15(j) of the Company Disclosure Schedule sets forth the classification for U.S. federal income tax purposes of each Securitization SPV.

Section 4.16 Certain Information. The Schedule 14D–9 will not, at the time it (and any amendment or supplement thereto) is first filed with the SEC, amended or supplemented or first published, distributed or disseminated to the Company’s stockholders, contain any untrue or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or, omit to state any material fact required to be stated therein or necessary to correct any statement in any earlier communication with respect to the Offer or the Merger which has become false or misleading. The Schedule 14D–9, including any amendment or supplement thereto, will, comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Schedule 14D–9 based on information supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference therein. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in any of the Offer Documents will, at the respective times they are first (and any amendment or supplement thereto) filed with the SEC, amended or supplemented or first published, distributed or disseminated to the Company’s stockholders, contain any untrue or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or, omit to state any material fact required to be stated therein or necessary to correct any statement in any earlier communication with respect to the Offer or the Merger which has become false or misleading.

Section 4.17 Takeover Statutes; Rights Plan. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.10, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or Law applicable to the Company or its subsidiaries (including the restrictions on “business combinations” with an “interested stockholder” (each as defined in Section 203 of the DGCL) under Section 203 of the DGCL) (collectively, “Anti-Takeover Statute”) or similar provisions under the organizational documents of the Company and its subsidiaries, is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 4.18 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Owned Intellectual Property is free and clear of all liens and (ii) the Licensed Intellectual Property is used by the Company or any of its subsidiaries pursuant to a valid license Contract. Section 4.18(a) of the Company Disclosure Schedule sets forth a true and complete list of all registered trademarks, service marks or tradenames, patents, patent applications, registered copyrights, applications to register copyright and domain names that constitute Owned Intellectual Property. All of the registrations and issuances set forth on Section 4.18(a) of the Company Disclosure Schedule that are material to the business of the Company and its subsidiaries, taken as a whole, are subsisting and unexpired, and to the knowledge of the Company, valid and enforceable. No Owned Intellectual Property that is material to the business of the Company and its subsidiaries is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding, and, to the knowledge of the Company, no such action is, or has been, threatened with respect to the Owned Intellectual Property that is material to the business of the Company and its subsidiaries taken as a whole. Each of the Company and its subsidiaries has taken commercially reasonable steps to enforce, protect and maintain each item of Owned Intellectual Property except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any written notice or written claim in the three years prior to the date hereof challenging the validity or enforceability of any material Owned Intellectual Property that remains pending or unresolved.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company and its subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all information of the Company or its subsidiaries that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company and its subsidiaries are not infringing upon or misappropriating any Intellectual Property of any third party in connection with the conduct of their respective businesses, and neither the Company nor any of its subsidiaries has received, in the three years prior to the date hereof, any written notice or written claim asserting that any such infringement or misappropriation is occurring, which notice or claim remains pending or unresolved; (ii) to the knowledge of the Company, no third party is misappropriating or infringing any Owned Intellectual Property; and (iii) no Company Intellectual Property is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by the Company or any of its subsidiaries.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all IT Assets used by the Company or any of its subsidiaries in the conduct of their businesses: (i) operate and perform in conformance with their documentation and functional specifications; (ii) are free from any Software defect; (iii) are sufficient in all material respects as is necessary for the businesses of the Company and its subsidiaries as currently conducted; and (iv) since January 1, 2015, have not experienced or been affected by any failures, breakdowns, continued substandard performance or other adverse events that have caused any disruption or interruption to the business of the Company and its subsidiaries that have not been remedied or replaced.

(e) Since January 1, 2014, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company’s and each of its subsidiaries’ collection, maintenance, transmission, transfer, use, disclosure, storage, disposal and security of Personal Information has complied and complies with (i) applicable Information Privacy and Security Laws, (ii) PCI DSS, (iii) applicable privacy policies or disclosures posted to websites or other media maintained or published by the Company or a subsidiary, and (iv) any consents, approvals, registrations or authorizations relating to Personal Information that were received from any Governmental Entity or the subject of that Personal Information, or that are required under any Information Privacy and Security Law (collectively, “Consents”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company or its subsidiaries has received and maintained all Consents that are required by Information Privacy and Security Laws for the collection, maintenance, transmission, transfer, use, processing, disclosure, storage, disposal and security of Personal Information maintained by or on behalf of the Company or any of its subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby do not violate any Information Privacy and Security Law, Consent or Privacy Policy as it currently exists or as it existed at any time during which any Personal Information was collected or obtained by the Company or any of its subsidiaries and, to the knowledge of the Company, upon the Closing, the Company and its subsidiaries will own and continue to have the right to use all such Personal Information on identical terms and conditions as the Company and its subsidiaries enjoyed immediately prior to the Closing.

(f) Since January 1, 2014, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there has not been any data security breach of any IT Assets or to the knowledge of the Company, unauthorized access, use or disclosure of any Personal Information owned, used, maintained, received, or controlled by or on behalf of the Company or any of the subsidiaries, including any unauthorized access, use or disclosure of Personal Information that would constitute a breach for which notification to individuals and/or Governmental Entities is required under any applicable Information Privacy and Security Laws or Contracts to which the Company or any of its subsidiaries is a party.

(g) Since January 1, 2014, the Company and each of its subsidiaries have adopted, and, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, are and have been in compliance with, commercially reasonable policies and procedures that apply to the Company and/or each subsidiary with respect to privacy, data protection, processing, security and the collection and use of Personal Information gathered or accessed in the course of the operations of the Company and its subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its subsidiaries has implemented and maintains a reasonable enterprise-wide data security program to protect Personal Information and the IT Assets from unauthorized access, use, control, disclosure, destruction or modification.

Section 4.19 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company and each of its subsidiaries are, and since January 1, 2014 have been, in compliance with all applicable Environmental Laws, and possess and, to the extent applicable, have filed timely applications to renew, and are, and since January 1, 2014 have been, in compliance with all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate; (ii) there are no Materials of Environmental Concern at any property currently or formerly owned or operated by the Company or any of its subsidiaries, or any other location except under circumstances that are not reasonably likely to result in liability of the Company or any of its subsidiaries under any applicable Environmental Law; and (iii) neither the Company nor any of its subsidiaries has received any written notification alleging that it is liable for, or request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate Governmental Entity or otherwise.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” means all Laws concerning pollution or protection of the environment or natural resources, including those relating to the quality of the ambient air, soil, surface water or groundwater, or to the release or threatened release of Materials of Environmental Concern or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Materials of Environmental Concern.

(ii) “Environmental Permits” means all Licenses required under applicable Environmental Laws.

(iii) “Materials of Environmental Concern” means any pollutant or contaminant, or hazardous, acutely hazardous, or toxic chemical, material, substance or waste defined and regulated as such under applicable Environmental Laws, petroleum or petroleum-derived substance, waste or additive, asbestos containing material, lead paint, polychlorinated biphenyl, radon, toxic mold, bacteria and virus bearing materials or other compound, element, material or substance (including products) that may give rise to liability under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act.

(c) There are no Actions pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries relating to noncompliance with Environmental Laws or any other liabilities or obligations pursuant to Environmental Laws, except for those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) Section 4.19(d) of the Company Disclosure Schedule sets forth, to the knowledge of the Company, a true, correct and complete list of all storm and flood related damage (including business interruption losses) incurred with respect to any of the assets or properties of the Company and its subsidiaries in excess of $50,000 since January 1, 2014, the amount of such damage, the amount of any insurance claim or claim with respect to any other indemnitor, and the amount recovered from insurance or other indemnitor.

(e) To the Company’s knowledge, neither the Company nor any of its subsidiaries has any material financial assurance obligations under any Environmental Laws in excess of $50,000.

(f) To the Company’s knowledge, the Company has made available to Parent all environmental audits, assessments, investigations, studies or other analysis relating to the business, assets or properties of the Company or any of its subsidiaries that are in the possession of the Company or any of its subsidiaries.

Section 4.20 Contracts.

(a) Except for this Agreement, as set forth in Section 4.20(a) of the Company Disclosure Schedule and as filed no less than one Business Day prior to the date hereof as exhibits to the Company SEC Reports with the SEC, as of the date hereof, neither the Company nor any of its subsidiaries is a party to or is bound by, any Contract that:

(i) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K of the Securities Act or disclosed by the Company on a Current Report on Form 8-K that has not been filed or incorporated by reference in the Company SEC Reports;

(ii) materially restricts the conduct of any line of business by the Company or any of its subsidiaries or materially restricts the ability of the Company or any of its subsidiaries to solicit or hire any employee or consultant;

(iii) is with respect to a joint venture, partnership, limited liability company or other similar agreement or arrangement or Contract, in each case, that is material to the business of the Company, taken as a whole;

(iv) relates to any indebtedness of the Company or any of its subsidiaries, in each case having an outstanding amount in excess of $2,000,000, other than any indebtedness between or among the Company and any wholly-owned Company subsidiary;

(v) is a settlement, conciliation or similar Contract with any Governmental Entity;

(vi) is a Lease;

(vii) (A) by its terms calls for aggregate payments, royalties or receipts (including termination fees) by the Company and its subsidiaries under such Contract(s) of more than $2,000,000 over the remaining term of such Contract(s) or of more than $4,000,000 in any calendar year or (B) pursuant to which the Company and its subsidiaries have had, or would reasonably be expected to have, aggregate payments, royalties or receipts (including termination fees) of more than $4,000,000 in any calendar year; provided, that with respect to this clause (vii), Parent acknowledges and agrees that the Company shall be permitted to provide an update to Section 4.20 of the Company Disclosure Schedule within 15 Business Days of the date hereof to include any Contract required to be listed thereon;

(viii) requires the Company or any of its subsidiaries, directly or indirectly, to make any advance, loan, extension of credit or capital contribution to, or other investment in, any person (other than the Company or any of its wholly-owned subsidiaries) in any such case which is in excess of $2,000,000;

(ix) with respect to any acquisition and divestiture pursuant to which the Company or any of its subsidiaries has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations, in each case, that would reasonably be expected to result in payments in excess of $2,000,000;

(x) is between the Company or any of its subsidiaries, on the one hand, and any director or officer of the Company or any person beneficially owning five percent (5%) or more of the outstanding Shares, on the other hand, except for any Company Plan and any Contracts entered into on arm’s length terms in the ordinary course of business consistent with past practice; or

(xi) that is a license (other than (A) an intercompany license between the Company and any of its subsidiaries, (B) a license of Software that is generally commercially available on standard terms or (C) a license, the primary purpose of which is to provide for the use of common areas at Resorts), or which grants any other rights (including any covenant not to sue), in each case, with respect to any Intellectual Property, which license or Contract is material to the Company and its subsidiaries, taken as a whole.

Each Contract of a type described in this Section 4.20(a) is referred to herein as a “Material Contract”. For purposes of this Section 4.20(a), “Contract” shall mean a Contract or group or series of related Contracts and shall require disclosure thereof. The Company has made available to Parent true and correct copies of all Material Contracts.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Material Contract is valid and binding on the Company or one of its subsidiaries (and, to the knowledge of the Company, each other party thereto) and is in full force and effect and enforceable in accordance with its terms (except to the extent that any Material Contract expires in accordance with its terms), (ii) the Company and each of its subsidiaries has performed all obligations required to be performed by it under each Material Contract, (iii) neither the Company nor any of its subsidiaries is in breach of or default under any Material Contract and no event or condition has occurred or exists which constitutes, or after notice or lapse of time or both would constitute, a breach or default on the part of the Company or any of its subsidiaries under any Material Contract, (iv) no other party to such Material Contract is, to the knowledge of the Company in breach of or default under any Material Contract and no event or condition has occurred or exists which constitutes, or after notice or lapse of time or both would constitute, a breach or default on the part of such other party, (v) neither the Company nor any of its subsidiaries has received written notice of any breach or default or any such event or condition described in clauses (iii) and (iv), and (vi) neither the Company nor any of its subsidiaries has received written notice from any other party to a Material Contract that such other party intends to terminate, not renew, or renegotiate the terms of any such Material Contract.

Section 4.21 Affiliate Transactions. Except for (i) as filed or incorporated by reference as an exhibit to a Company SEC Report filed by the Company prior to the date hereof and since January 1, 2014 and (ii) any employment-related agreements, as of the date hereof, no Related Party is a party to any Contract or transaction with or binding upon the Company or any of its subsidiaries or any of their respective properties or assets or has any material interest in any property owned or used by the Company or any of its subsidiaries or has engaged in any transaction with any of the foregoing since January 1, 2014 (a “Company Affiliate Transaction”). Any Company Affiliate Transaction as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to the Company or any of its subsidiaries as would have been obtainable by the Company or its subsidiaries in a similar transaction with an unaffiliated third party. To the knowledge of the Company, no Related Party of the Company or any of its subsidiaries owns, directly or indirectly, on an individual or joint basis, any interest in, or, except as set forth in Section 4.21 of the Company Disclosure Schedule, serves as an officer or director or in another similar capacity of, any vendor or other independent contractor of the Company or any of its subsidiaries, or any person which has a Contract with the Company or any of its subsidiaries.

Section 4.22 Opinion of Financial Advisor. Centerview Partners LLC (the “Financial Advisor”) has rendered to the Strategic Review Committee its written opinion, dated June 27, 2016, that, as of such date and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the $30.25 per Share to be paid to the holders of Shares (other than Shares owned by Parent or Merger Sub, Shares owned by any affiliate of the Company, Shares canceled pursuant to Section 3.1(b) and any Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. A signed, true, correct and complete copy of such opinion will promptly (and in any event within two days of the date hereof) be made available to Parent, on a non-reliance basis for informational purposes only, following receipt thereof by the Company.

Section 4.23 Brokers. No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its subsidiaries. Following the date hereof (but in any event no later than two Business Days following the date hereof), the Company shall make available to Parent a true, correct and complete copy of all agreements pursuant to which the Financial Advisor is entitled to any fee, commission or expenses in connection with the transactions contemplated by this Agreement. All fees and expenses incurred by the Company in connection with the transactions contemplated herein, including fees payable to the Financial Advisor, the Company’s legal counsel and other representatives, shall not exceed the amount set forth in such agreements.

Section 4.24 Timeshare Matters. Except as set forth in Section 4.24 of the Company Disclosure Schedule:

(a) With respect to the offer of sale of any Timeshare Interest, there is no outstanding material violation or order against the Company or any affiliate of the Company by any Governmental Entity, nor is there any material action or investigation pending or, to the Company’s knowledge, threatened against the Company or any affiliate of the Company by any such agency. Each legally required public disclosure document used in connection with the sales of Timeshare Interests was prepared and properly delivered to Timeshare Owners in material compliance with all Timeshare Laws.

(b) The Company is unaware of any material untrue, incorrect, deceptive or misleading statement, fact, representation or warranty contained in any brochures, pamphlets or in other information given to or directed at a Timeshare Owner or prospective Timeshare Owner. All sales of Timeshare Interests were made in material compliance with, and presently are in material compliance with all Timeshare Laws, usury and other consumer protection Laws of any jurisdiction where sales or offers of sales of Timeshare Interests were made or are governed.

(c) All financing of the sales of Timeshare Interests were made in material compliance with, and presently are in material compliance with the Federal Truth-in-Lending Act, the Equal Credit Opportunity Act, the Electronic Fund Transfer Act, the Real Estate Settlement Procedures Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, the Military Lending Act, the Telephone Consumer Protection Act, Title V of the Gramm-Leach-Bliley Act, the Consumer Financial Protection Act prohibition against unfair, deceptive or abusive acts or practices, the Federal Trade Commission Act prohibition against unfair or deceptive acts or practices and other federal consumer protection Laws.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its affiliates have good and marketable title to all unsold Timeshare Interests free and clear of all Liens (other than Permitted Liens).

(e) To the Company’s knowledge, the Company has made available to Parent true, correct and complete copies of all documents that under applicable Law create and provide for the use of a Timeshare Interest, which in each case, are in full force and effect and in material compliance with all applicable Laws.

(f) Within 10 Business Days of the date hereof, the Company shall provide to Parent a list that is complete in all material respects of: (i) all Timeshare Interests as of the date hereof; (ii) each Timeshare Owners’ Association or other similar governing body affiliated with any Timeshare Interest or Resort; (iii) each Resort location; (iv) each site managed by the Company or its affiliates; and (v) each Resort.

(g) The Company and its affiliates have complied, and will continue to comply, in a timely manner and in all material respects with all orders of the Timeshare Owners’ Association (including payment of Timeshare Owners’ Association assessments) and to the knowledge of the Company, there are no circumstances that, if not remedied or modified, would prevent or materially interfere with such compliance in any manner.

(h) Except as may be provided on a list that is complete in all material respects by the Company to Parent within 10 Business Days of the date hereof, (i) neither the Company nor any affiliate of the Company is a party to any agreements with the Timeshare Owners’ Association and (ii) neither the Company nor any affiliate of the Company has any controlling interest in or over the Timeshare Owners’ Association, is not a member of the governing body of the Timeshare Owners’ Association, is not the “declarant” under condominium declaration or similar document governing the Timeshare Owners’ Association and does not have the unilateral ability to amend any such document or make any decision on behalf of the Timeshare Owners’ Association.

(i) Section 4.24(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Timeshare Owners’ Association for which maintenance fees are being subsidized or guaranteed by the Company or any of its affiliates.

(j) Neither the Company nor any of its affiliates has offered or sold any number of Timeshare Interests at any Resort that would cause the total number of Timeshare Interests offered at such Resort to exceed a “one-to-one use right to use right requirement ratio.”

Section 4.25 Anti-Corruption; International Trade.

(a) Neither the Company nor any of its subsidiaries has, nor have any of their respective Representatives, violated any Anti-Corruption Laws, nor has any Company, any subsidiary of the Company nor any Representative of the Company or any of its subsidiaries offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services, and those entertainment and travel expenses that go beyond what is reasonable and customary and of modest value, to any Government Official or to any person under circumstances where the Company, any subsidiary of the Company or the Representative knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to a person for the purpose of influencing any act or decision of a Government Official in their official capacity, securing any improper advantage, or assisting the Company, any subsidiary of the Company, or any of their respective Representatives in obtaining or retaining business, or in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage.

(b) The Company and each of its subsidiaries are in compliance in all material respects with all Laws relating to imports, exports and economic sanctions, including all Laws administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or the U.S. State Department (“Trade Laws”). Since January 1, 2014, neither the Company nor any of its subsidiaries has been a party to any Contract or engaged in any transaction or other business, directly or indirectly, (i) in material breach of Trade Laws or (ii) with any Governmental Entity or other person that appears on any list of OFAC-sanctioned parties (including any person that appears on OFAC’s Specially Designated Nationals and Blocked Persons List), is owned or controlled by such a person, or is located or organized in any country or territory that is subject to comprehensive OFAC sanctions. Neither the Company nor any of its subsidiaries holds or has in process a facility security clearance issued by the U.S. Government.

Section 4.26 Securitizations. Except as, in each case, would not reasonably be expected to have a Material Adverse Effect:

(a) Section 4.26(a) of the Company Disclosure Schedule lists all Securitization Transactions with related outstanding debt (by tranche or class, if applicable, for each such transaction) or contingent obligations, and any applicable ratings and ratings actions (including any “shadow ratings,” “negative watch” status, evidence of any recently confirmed ratings and/or downgrades or knowledge of the Company that an applicable ratings agency is considering the same).

(b) The Company has made available to Parent all Securitization Instruments for the transactions referenced in Section 4.26(a) (including any derivatives Contracts (i.e., swaps, hedges or other derivatives), deposit account control agreements, sale and purchase agreements, repurchase agreements, credit enhancement and intercreditor agreements) and Section 4.26(b) of the Company Disclosure Schedule lists any post-closing events or actions in connection with such Securitization Instruments that, if not satisfied or complied with, would reasonably be expected to have a Material Adverse Effect. The Company has made available true, correct and complete copies of each such Securitization Instrument to Parent (to the extent not otherwise publicly available).

(c) All Securitization Instruments (i) are legal, valid and binding obligations and (ii) are in full force and effect and enforceable in accordance with their terms against the Company and/or its subsidiaries party thereto (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors’ rights generally, or, as to enforceability, by general principles of equity). The Company and its subsidiaries are in compliance with the terms of each Securitization Instrument (including with respect to any such party’s role as Servicer or performance guarantor). No event, condition or omission has occurred and is continuing that would constitute a breach, violation or default (whether by lapse of time or notice or both), rapid amortization event, funding termination event, cash accumulation event, event of default or servicer event of default (whether by lapse of time or notice or both), in each case, under any Securitization Instrument. The Company has not received any notice or communication in writing from any person asserting (x) any event described in the preceding sentence, or (z) that any provision of a Securitization Instrument is not effective or is not a legally valid, binding and enforceable obligation of any party thereto (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors’ rights generally, or, as to enforceability, by general principles of equity).

(d) There is no Proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or affiliates in respect of any Securitization Transaction.

Section 4.27 Budget. Section 4.27 of the Company Disclosure Schedule sets forth a true, correct and complete copy of the budget (including planned capital expenditures and customer acquisition costs and expenses) of the Company and its subsidiaries for fiscal year 2016 that has been approved by the Company Board.

Section 4.28 No Other Representations or Warranties . Except for the representations and warranties contained in Article V or in the case of fraud, the Company acknowledges that none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant, jointly and severally, to the Company that:

Section 5.1 Organization.

(a) Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has the requisite corporate or similar power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets and properties makes such qualification or licensing necessary, except for any such failures to be so organized, qualified or in good standing or to have such power or authority would not, individually or in the aggregate, have a Parent Material Adverse Effect. For purposes of this Agreement a “Parent Material Adverse Effect” means any event, change, occurrence or effect that would prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation of the Offer, the Merger or transactions contemplated by this Agreement. The organizational or governing documents of Parent and Merger Sub, as previously provided to the Company, are in full force and effect. Neither Parent nor Merger Sub is in violation of its organizational or governing documents.

(b) Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever.

Section 5.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer, the Merger and other transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action by the boards of directors of Parent and Merger Sub and, except for Parent’s adoption of this Agreement in its capacity as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement, to perform their respective obligations hereunder, or to consummate the Offer, the Merger and the other transactions contemplated hereby (other than the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms and conditions (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors’ rights generally, or, as to enforceability, by general principles of equity).

Section 5.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by Parent and Merger Sub, do not and will not (i) conflict with or violate the respective certificate of incorporation or bylaws (or similar organizational documents) of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by Section 4.5(b) and Section 5.3(b) have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which either of them or any of their respective properties or assets are bound, or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit or require a consent under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties or assets are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Offer, the Merger and the other transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any Governmental Entity except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the filing of the Offer Documents and the Schedule 14D-9), and under state securities, takeover and “blue sky” Laws; (ii) the filings required under the HSR Act, and any filings required under applicable Foreign Merger Control Laws; (iii) such filings as necessary to comply with the applicable requirements of the NYSE; (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL; (v) notice filings under applicable Timeshare Laws following the Closing; (vi) the approval set forth on Section 4.5(b) of the Company Disclosure Schedule; and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.4 Absence of Litigation. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Parent, threatened, by any Governmental Entity, against Parent or Merger Sub which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any of its subsidiaries nor any of their respective assets or properties is or are subject to any order, writ, judgment, injunction, decree or award that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.5 Certain Information. The Offer Documents will not, at the respective times they (and any amendment or supplement thereto) are first filed with the SEC, amended or supplemented or first published, distributed or disseminated to the Company’s stockholders, contain any untrue or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or, omit to state any material fact required to be stated therein or necessary to correct any statement in any earlier communication with respect to the Offer or the Merger which has become false or misleading. The Offer Documents, including any amendment or supplement thereto, will, comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Offer Documents based on information supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference therein. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Schedule 14D–9 will, at the time it is first (and any amendment or supplement thereto) filed with the SEC, amended or supplemented or first published, distributed or disseminated to the Company’s stockholders, contain any untrue or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or, omit to state any material fact required to be stated therein or necessary to correct any statement in any earlier communication with respect to the Offer or the Merger which has become false or misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Schedule 14D-9 based on information supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

Section 5.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.7 Financing. Parent has delivered to the Company true, correct and complete copies of (a) the executed debt commitment letter, dated as of the date hereof, between Parent and the financial institutions identified therein (including all exhibits, schedules, and annexes thereto, the “Debt Commitment Letter” and, as the same may be amended or replaced pursuant to Section 7.12(a), and including any executed commitment letter or similar agreement for Alternate Financing, in each case, pursuant to Section 7.12(a), collectively, the “Debt Financing Commitments”), pursuant to which the lenders thereto have committed, subject to the terms and conditions set forth therein, to provide, or cause to be provided, the aggregate amount of the debt financing set forth therein (the “Debt Financing”) and (b) the executed equity commitment letter, dated as of the date hereof (including all exhibits, schedules and annexes thereto, the “Equity Commitment Letter”, and together with the Debt Financing Commitment, the “Commitment Letters”), among Apollo Investment Fund VIII, L.P., Apollo Overseas Partners (Delaware 892) VIII, L.P., Apollo Overseas Partners (Delaware) VIII, L.P. and Apollo Overseas Partners VIII, L.P. (collectively, the “Equity Investors”) and Parent pursuant to which the Equity Investors have committed, subject to the terms and conditions set forth therein, to invest cash in the aggregate amount set forth therein (the “Equity Financing”, and together with the Debt Financing, the “Financing”). Each of the Commitment Letters is a legal, valid and binding obligation of the parties thereto in accordance with the terms and conditions thereof (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors’ rights generally, or, as to enforceability, by general principles of equity). None of the Commitment Letters has been amended or modified prior to the date of this Agreement, and, as of the date hereof, the respective commitments contained in the Commitment Letters have not been withdrawn, terminated or rescinded in any respect. Assuming (x) the accuracy of the representation and warranties set forth in Section 4.3, Section 4.7(b), Section 4.9 and Section 4.20(a)(iv) and (y) the performance by the Company and its subsidiaries of the covenants set forth in Section 6.1(b)(ii) and Section 6.1(b)(ix), the aggregate net proceeds contemplated by the Commitment Letters will be sufficient for Parent and Merger Sub to consummate the Offer and the Merger in accordance with this Agreement and to pay all fees and expenses payable by them in connection with the transactions contemplated hereby (such amount, the “Required Amount”). The obligations of the financing sources to fund the commitments under the Commitment Letters are not subject to any conditions, side agreements or other arrangements or understandings (except for fee credit letters and engagement letters and a fee letter, a copy of which has been provided to the Company with only the amount of fees, “pricing flex” and other economic terms therein redacted) other than as set forth in the Commitment Letters. As of the date of this Agreement, no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Commitment Letters by Parent or Merger Sub. Parent has no knowledge of any facts or circumstances that, assuming satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger, would be reasonably likely to result in the funding contemplated in the Commitment Letters not being made available to Parent in order to consummate the transactions contemplated hereby at the Closing. Parent has fully paid any and all commitment and other fees that have been incurred and are due and payable on or prior to the date hereof in connection with the Commitment Letters and has otherwise satisfied all of the other terms and conditions required to be satisfied pursuant to the terms of the Commitment Letters on or prior to the date hereof, and Parent will pay when due all other commitment fees arising under the Commitment Letters as and when they become payable.

Section 5.8 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein or in any other Transaction Documents and liabilities and obligations incidental to its formation and the maintenance of its existence. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent or a wholly-owned subsidiary thereof.

Section 5.9 Competing Business. Neither Parent nor Merger Sub owns any interests, nor do any of their respective subsidiaries own any interest, in any entity or person that derives a significant portion of its revenues from a line of business in the industries in which the Company or its subsidiaries operate.

Section 5.10 Ownership of Shares. As of the date of this Agreement, none of Parent, Merger Sub or their respective subsidiaries owns (directly or indirectly, beneficially or of record) any Shares and neither Parent nor Merger Sub hold any rights to acquire or vote any Shares except pursuant to this Agreement.

Section 5.11 Vote and Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the transactions contemplated hereby. The vote or consent of Parent as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the transactions contemplated hereby.

Section 5.12 Solvency. Assuming that (a) the conditions to Parent’s obligation to consummate the Offer and the Merger as set forth herein have been satisfied or waived, (b) the representations and warranties of the Company in Article IV are accurate, (c) the Required Information fairly presents the consolidated financial condition of the Company and its subsidiaries as at the end of the periods covered thereby and the consolidated results of earnings of the Company and its subsidiaries for the periods covered thereby and (d) any financial forecasts of the Company made available to Parent as of the date hereof have been prepared in good faith upon assumptions that were reasonable at such time (it being understood that the Company is not making any representations or warranties with respect thereto as a result of the assumptions in this Section 5.12), then immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the Financing, the payment of the aggregate Offer Price and Merger Consideration, and the consideration in respect of the Company Stock Options, Company RSUs and Company Restricted Shares under Section 3.2, funding of any obligations of the Surviving Corporation or its subsidiaries which become due or payable by the Surviving Corporation and its subsidiaries in connection with, or as a result of, the Merger and payment of all related fees and expenses, the Surviving Corporation and each of its subsidiaries, on a consolidated basis, will not (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the business in which it is engaged or proposed to be engaged; or (iii) have incurred debts beyond its ability to pay them as they become due.

Section 5.13 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in the case of fraud, each of Parent and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes (or has made) any other express or implied representation or warranty with respect to the Company or any of its subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Neither the Company nor any other person will have or be subject to any liability to Parent, Merger Sub or any other person resulting from any estimates, projections, forecasts, business plans and other forward-looking information made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, or Parent’s or Merger Sub’s use of, any such estimates, projections, forecasts, business plans and other forward-looking information, except in connection with any breach of any representation or warranty contained in Article IV or in the case of fraud.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Conduct of Business of the Company Pending the Merger.

(a) The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as contemplated or permitted by this Agreement; (ii) as disclosed in Section 6.1(a) of the Company Disclosure Schedule; (iii) as required by Law or regulation; or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its subsidiaries to, use reasonable best efforts to (x) conduct its business in the ordinary course of business consistent with past practice (including complying with all material requirements under all governing documents of any Resort, including the appointment of representatives to serve on the board, management committee or other governing body, making all payments of any assessments or other fees when due, and adhering to all material covenants, conditions and restrictions contained in any governing documents of all Resorts) and (y) preserve intact its business organization, and preserve in all material respects its relationships with customers, suppliers, Governmental Entities and other persons with which it has material business relations or regulatory relations, in each case, consistent with past practice.

(b) Between the date of this Agreement and the Effective Time, except as otherwise contemplated or permitted by this Agreement, as set forth in Section 6.1(b) of the Company Disclosure Schedule or as required by Law or regulation, the Company shall not, and shall cause each of its subsidiaries not to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed (provided, however, that with respect to Section 6.1(b)(i), Section 6.1(b)(iii), Section 6.1(b)(xiii) (with respect to any Transaction Litigation, Specified Matter or demand for appraisal), Section 6.1(b)(xiv), Section 6.1(b)(xv), Section 6.1(b)(xvi), Section 6.1(b)(xvii), and solely with respect to the foregoing clauses, Section 6.1(b)(xix), Parent’s consent shall be given, conditioned or withheld in its sole discretion):

(i) amend, adopt any amendment or otherwise change (whether by merger, consolidation or otherwise) its Certificate of Incorporation or Bylaws or any similar governing instruments;

(ii) issue, deliver, sell, grant, authorize, pledge, dispose of or encumber any shares of capital stock, voting securities or other ownership interests, or any options, warrants, convertible securities or other rights of any kind to acquire or receive, or that are convertible into or exchangeable or exercisable for, any shares of capital stock, voting securities or other ownership interests (including stock appreciation rights, phantom stock or similar instruments), of the Company or any of its material subsidiaries or take any action to cause to be exercisable any otherwise unexercisable Company Stock Option (except as otherwise expressly provided by this Agreement) except for (A) the issuance of Shares upon the exercise of Company Stock Options and the vesting of Company RSUs or Company Restricted Shares, in each case in accordance with their terms of any Company Plan as of the date hereof or (B) the grant of Company Stock Options, Company RSUs and Company Restricted Shares (and issuances of Shares pursuant thereto) made pursuant to agreements to which the Company is a party in effect as of the date hereof and made available to Parent;

(iii) declare, set aside, establish a record date for, authorize, make or pay any dividend or other distribution, payable in cash, stock, property, rights or otherwise, with respect to any of its or its subsidiaries’ capital stock (except for any dividend or distribution by a wholly-owned subsidiary of the Company to the Company or any other wholly-owned subsidiary of the Company);

(iv) reclassify, combine, split, reverse split, consolidate, recapitalize, subdivide, redeem, purchase, otherwise acquire any shares of capital stock or other ownership interests of the Company or any of its subsidiaries (or any warrants, options or other rights to acquire the foregoing) or consummate or authorize any other similar transaction with respect to shares of capital stock or ownership interests of the Company or any of its subsidiaries (or any warrants, options or other rights to acquire the foregoing) (other than the acquisition of Shares tendered by employees or former employees sold in connection with a cashless exercise of Company Stock Options or in order to pay Taxes in connection with the vesting or exercise of any grants (including Company Stock Options, Company RSUs and Company Restricted Shares) pursuant to the terms of a Company Plan or a Company Stock Plan in the ordinary course of business consistent with past practice);

(v) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise), or make any investment in any interest in, any corporation, partnership or other business organization or division thereof or any property or assets (including Timeshare Interests), in each case, other than (A) purchases of inventory (including Timeshare Interests) in the ordinary course of business consistent with past practice or other assets pursuant to existing Contracts as of the date hereof or (B) acquisitions or investments in an amount that does not exceed $3,500,000 individually or $7,000,000 in the aggregate;

(vi) sell, transfer or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, lease, assign, license, transfer, exchange, swap, abandon, mortgage, pledge, hypothecate, grant an easement with respect to, or otherwise encumber or restrict the use (including securitizations), or subject to, incur or create any Lien (other than Permitted Liens), allow to expire, or dispose of, in a single transaction or series of transactions, any assets (including Timeshare Interests), rights or properties, in each case, other than (A) sales or dispositions of inventory (including Timeshare Interests) in the ordinary course of business consistent with past practice or other assets pursuant to existing Contracts as of the date hereof or (B) sales or dispositions in an amount that does not exceed $3,500,000 individually or $7,000,000 in the aggregate;

(vii) enter into, extend or renew, or otherwise modify, amend, terminate or waive any material rights or obligations under, (A) any Material Contract, (B) any Company Affiliate Transaction, or (C) any Contract which if entered into prior to the date hereof would be a Material Contract or Company Affiliate Transaction, as applicable, if it had been in effect as of the date hereof, in each case, other than (1) any such Contract that provides a binding commitment by (x) the Company or any of its subsidiaries to make to a third party or (y) a third party to make to the Company or any of its subsidiaries, in each case, payments of less than $4,000,000 in the aggregate annually or (2) any Lease for real property that is not used for the purpose of a corporate or division headquarters or that provides for a current base rent equal to or less than $100,000 per month;

(viii) make or authorize any new capital expenditures in excess of or otherwise inconsistent with the Company’s capital expenditure budget set forth in Section 4.27 of the Company Disclosure Schedule, other than such capital expenditures that do not exceed such budget by more than $3,500,000 individually or in the aggregate;

(ix) incur, prepay (to the extent such prepayment would require the payment of any prepayment fee, penalty or other similar amount), issue, syndicate, refinance, or otherwise become liable for, indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, or modify the terms thereof, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person in respect of such indebtedness or debt securities, guarantee any such indebtedness or any debt securities of another person or enter into any “keep well” or other agreement to maintain any financial statement condition of another person, make any loans, advances or capital contributions to, or investments in, any other person or amend or modify the terms thereof (other than a wholly-owned subsidiary of the Company or acquisitions permitted by clause (v) above), in each case, other than (A) any borrowings under the Credit Facility and in respect of letters of credit, (B) intercompany loans between the Company and any of its wholly-owned subsidiaries or between any wholly-owned subsidiaries of the Company in the ordinary course of business consistent with past practice, (C) any commodity, currency, sale or hedging agreement for less than $1,000,000 which can be terminated by the Company or its subsidiaries on 60 days or less notice without penalty or (D) indebtedness for borrowed money of less than $7,000,000 in the aggregate;

(x) except to the extent required by applicable Law (including Section 409A of the Code) or any Company Plan in effect as of the date hereof and disclosed on Section 4.11(a) of the Company Disclosure Schedule (A) increase the compensation or benefits payable or provided to any current or former director, officer, employee or independent contractor of the Company or its subsidiaries, other than any such increases made in the ordinary course of business and consistent with past practice for employees whose total annual compensation does not exceed $200,000, (B) hire any employee with a title of “Vice President” (or the applicable equivalent title) and above, (C) amend or terminate any, or enter into or adopt any new, Company Plan or any other plan, trust, fund, policy, agreement or arrangement for the benefit of any current or former directors, officers, employees or independent contractors of the Company or any of its subsidiaries, other than in the ordinary course of business consistent with past practice and as would not have a material cost to the Company or its subsidiaries, (D) take any action to fund the payment of compensation or benefits under any Company Plan, (E) other than in the ordinary course of business, consistent with past practice, adopt, enter into, amend or terminate any collective bargaining agreement or other similar arrangement relating to union or organized employees, or (F) take any action to accelerate the vesting or payment of any compensation or benefit (including in respect of Company Stock Options, Company RSUs and Company Restricted Shares) under any Company Stock Plan or awards made thereunder, except as required by this Agreement;

(xi) implement or adopt any change in its methods of accounting or other accounting policies, procedures, principles or practices, or any methods of reporting income, deductions or other material items, except as may be required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xii) other than in the ordinary course of business consistent with past practice or as required by applicable Law, (A) make any material change to any method of Tax accounting, (B) make or change any material Tax election, (C) surrender, agree, settle or compromise any material Tax liability or any audit or proceeding relating to a material amount of Taxes, (D) file any material amended Tax Return, (E) change any annual Tax accounting period, (F) enter into any closing agreement relating to any material Tax, (G) surrender any right to claim a material Tax refund, or (H) fail to pay any material Taxes as they become due and payable;

(xiii) waive, release, assign, settle or compromise, or enter into or commit to, any agreement or understanding with respect to, any Action, Transaction Litigation, Specified Matter, demand for appraisal or other claim, liability or obligation, whether absolute, accrued, asserted or unasserted, contingent or otherwise against the Company or any of its subsidiaries or any of their respective directors or officers, other than (except with respect to any Transaction Litigation, Specified Matter or demand for appraisal) (A) in the ordinary course of business consistent with past practice and (B) where the amount paid or to be paid does not exceed $3,500,000 individually (including any single or aggregated claims arising out of the same or similar facts, events or circumstances) or $7,000,000 in the aggregate, in each of clauses (A) or (B), only without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its subsidiaries or any of their respective officers or directors;

(xiv) convene any special meeting (or any adjournment thereof) of the stockholders of the Company;

(xv) enter into any Contract with respect to the voting or registration of the shares of the Company’s or its subsidiaries’ capital stock or other securities, equity interests or ownership interests;

(xvi) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity;

(xvii) enter into or adopt any “poison pill” or similar stockholder rights plan;

(xviii) cause any material amendment to any governing documents of any Timeshare Owners’ Association, Club or Resort (other than with respect to any amendments that do not increase the obligations or waive or release any rights of the Company or any of its subsidiaries under such documents); or

(xix) agree, resolve, authorize or commit, in writing or otherwise, to do or take any of the actions described in Section 6.1(b)(i) through Section 6.1(b)(xviii).

Section 6.2 No Control of Other Party’s Business. Without limiting in any way any party’s rights or obligations under this Agreement (including Section 6.1), nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

Section 6.3 Tax Returns. The Company shall use commercially reasonable efforts, to the extent permitted by Law, to timely file any Tax Return or other document with respect to any Taxes or fees imposed on the Company as a result of the transactions contemplated by this Agreement (and Parent shall cooperate with respect thereto as necessary).

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1 Access to Information. From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice from Parent, the Company shall, and shall use its reasonable best efforts to cause its subsidiaries, officers, directors, employees and representatives to, afford to Parent and its Representatives reasonable access during normal business hours, consistent with applicable Law relating to the exchange of information, to the Company’s and its subsidiaries’ officers, employees, Representatives, properties, offices, other facilities and Contracts, commitments, books, records and Tax Returns, and shall furnish Parent reasonably promptly with all financial, operating and other data and information as Parent shall reasonably request in writing (it being agreed, however, that the foregoing shall not permit Parent or its officers, employees or representatives to conduct any environmental testing or sampling, including facility surface and subsurface soils and water, air or building materials). Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its subsidiaries of their normal duties. For the avoidance of doubt, subject to Section 7.12, Parent may make any such information available to Parent’s financing sources (subject, in the case of material non-public information, to customary confidentiality undertakings). Neither the Company, nor any of its subsidiaries shall be required to provide access to or to disclose information if the Company determines, in its reasonable best judgment (after consultation with outside counsel) such access or disclosure would (a) violate an obligation of confidentiality pursuant to any agreement entered into prior to the date of this Agreement to which the Company or any of its subsidiaries is a party, so long as the Company shall have used commercially reasonable efforts to obtain the consent of such third party to such access or disclosure, (b) constitute a waiver of or jeopardize the attorney-client privilege held by the Company (provided, that the Company will enter into a joint defense agreement with Parent if requested with respect to any such information) or (c) otherwise violate any applicable Law.

Section 7.2 Confidentiality. Each of Parent and Merger Sub will hold and treat and will cause its officers, employees, auditors and other authorized representatives to hold and treat in confidence all documents and information concerning the Company and its subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated March 21, 2016, between the Company and Apollo Management VIII, L.P. (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms. The

Company agrees that it will treat any documents and information concerning the Parent Related Parties furnished or otherwise made available to the Company, its subsidiaries or their respective Representatives in connection with the transactions contemplated by this Agreement as if it was “Confidential Information” under the Confidentiality Agreement and as if the use and disclosure restrictions thereunder applied to the Company.

Section 7.3 No Solicitation; Recommendation of the Offer and the Merger.

(a) Except as set forth in this Section 7.3, the Company agrees that neither it nor any of its subsidiaries shall, and that it shall cause its subsidiaries and direct its and their respective officers, directors, employees, agents and representatives, including any investment banker, attorney or accountant retained by the Company or any of its subsidiaries (collectively, “Representatives”) not to, directly or indirectly: (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by providing information) any inquiries, proposals or offers with respect to, or the making or, completion of, an Alternative Proposal or (ii) engage or participate in or knowingly encourage or facilitate, any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its subsidiaries in connection with an Alternative Proposal; provided, however, it is understood and agreed that any determination or action by the Company, the Company Board or the Strategic Review Committee permitted under Section 7.3(b) or (d) or Section 9.1(d)(ii) shall not be deemed to be a breach of this Section 7.3(a). The Company agrees, and the Strategic Review Committee will direct, that the Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations (including any electronic data room access) with any persons (other than the parties and their respective Representatives) conducted heretofore with respect to any Alternative Proposal. The Company shall promptly (and in any event within two Business Days hereof) deliver a written notice to each such person to the effect that the Company is ending all such solicitations, communications, activities, discussions or negotiations with such person, effective on the date hereof, which written notice shall also request each person (other than the parties and their respective Representatives) to promptly return or destroy all non-public information furnished to such person by or on behalf of the Company or any of its subsidiaries. Without limiting the foregoing, it is agreed that any breach of the restrictions or obligations set forth in Section 7.3 by any subsidiary of the Company or, to the extent directed by the Company, any Representatives of the Company or any of its subsidiaries, shall be a breach of Section 7.3 by the Company.

(b) Notwithstanding anything to the contrary in Section 7.3(a), at any time prior to the Acceptance Time, if the Company receives a bona fide written Alternative Proposal that did not result from a breach of Section 7.3 (other than de minimis breaches), the Company and its Representatives may contact the person or its Representatives making such Alternative Proposal solely to clarify the terms and conditions thereof and, if the Strategic Review Committee determines in good faith, after consultation with its outside counsel and financial advisor, that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company may (i) furnish information with respect to the Company and its subsidiaries to the person making such Alternative Proposal pursuant to a customary confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the

Company to be able to comply with its obligations under this Agreement and it being understood that the Company may enter into a confidentiality agreement without a standstill provision that would restrict the making of Alternative Proposals) and (ii) participate, through the Strategic Review Committee, in discussions or negotiations with such person and its Representatives regarding such Alternative Proposal; provided, however, that the Company shall provide or make available to Parent any material non-public information concerning the Company or any of its subsidiaries that is provided or made available to the person making such Alternative Proposal or its Representatives which was not previously provided or made available to Parent as promptly as practicable.

(c) Subject to the permitted actions set forth in Section 9.1(d)(ii) and in Section 7.3(d), neither the Company, the Company Board nor the Strategic Review Committee shall:

(i) withdraw or modify the Recommendation in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the Recommendation;

(ii) fail to include the Recommendation in the Schedule 14D-9 or, if any Alternative Proposal has been made public, fail to recommend against such Alternative Proposal or fail to reaffirm the Recommendation, or issue a press release reaffirming the Recommendation, upon the request of Parent within the earlier of (x) 10 Business Days after Parent requests such reaffirmation with respect to such Alternative Proposal and (y) three Business Days prior to the then scheduled Expiration Date; provided, that Parent may make such request only once with respect to such Alternative Proposal unless such Alternative Proposal is subsequently materially modified in which case Parent may make such request once each time such material modification is made;

(iii) approve or recommend, or publicly propose to approve or recommend, any Alternative Proposal (any of such actions described in clauses (i), (ii) and (iii), a “Change of Recommendation”); or

(iv) adopt, approve or recommend, or allow the Company or any Company subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement constituting, or that would reasonably be expected to result in, any Alternative Proposal (other than a confidentiality agreement in accordance with Section 7.3(b)) (each, an “Alternative Acquisition Agreement”), or publicly announce an intention to approve or recommend an Alternative Acquisition Agreement.

(d) Notwithstanding anything to the contrary in this Agreement, if, prior to the Acceptance Time, (1) the Strategic Review Committee determines in good faith, after consultation with its outside counsel and financial advisor, that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, it may recommend a Change of Recommendation to the Company Board, which, upon receiving such recommendation from the Strategic Review Committee, may effect a Change of Recommendation, or (2) the Company receives a written bona fide Alternative Proposal that did not result from a breach of Section 7.3 (other than de minimis breaches) and that the Strategic Review Committee determines in good faith, after consultation with its outside counsel and financial advisor, constitutes a Superior Proposal, then (x) the Company Board may make a Change of Recommendation in the case of clause (1) or authorize the Company to terminate this Agreement pursuant to Section 9.1(d)(ii) in the case of clause (2), and (y) the Company, upon receiving such authorization from the Company Board, shall substantially concurrently, but in any event within the same day, enter into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal if, with respect to this clause (y), the Company concurrently terminates this Agreement pursuant to Section 9.1(d)(ii); provided, however, that the Company Board shall not be entitled to effect a Change of Recommendation or authorize the termination of this Agreement pursuant to Section 9.1(d)(ii) unless:

(i) the Company notifies Parent in writing at least three Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including in the case of any Superior Proposal, (x) the identity of the person making the Superior Proposal and (y) a copy of the Alternative Acquisition Agreement in respect of the Superior Proposal (or, if there is no such agreement, a written summary of the material terms and conditions thereof); provided, that in connection with any Change of Recommendation in response to a Superior Proposal or any action contemplated by clause (d)(y), any material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional two Business Day (instead of three Business Day) period from the date of such notice;

(ii) to the extent Parent wishes to negotiate, the Company has negotiated, and has caused its subsidiaries and its and their respective Representatives to negotiate, in good faith with Parent and its Representatives during such notice period set forth in clause (d)(i), to enable Parent to effect revisions to the terms and conditions of this Agreement that would, if a Superior Proposal has been made, cause such Superior Proposal to no longer constitute a Superior Proposal or, in connection with a Change of Recommendation, it would cause the Strategic Review Committee to no longer believe that the failure to make a Change of Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; and

(iii) if Parent makes a proposal during such period described in clause (d)(i) to adjust the terms and conditions of this Agreement, the Company Board, acting at the direction of the Strategic Review Committee, after taking into good faith consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal, if applicable, and that the failure to make a Change of Recommendation or terminate this Agreement pursuant to Section 9.1(d)(ii), as applicable, would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(e) In addition to the obligations of the Company set forth in Section 7.3(a), (b), (c) and (d) above, the Company shall promptly (and in any event within one Business Day) advise Parent in writing of (A) any Alternative Proposal, (B) any request for non-public information relating to the Company or its subsidiaries, other than requests for information not reasonably expected to be related to an Alternative Proposal and (C) any inquiry or request regarding an Alternative Proposal, including in each case the identity of the person making any such Alternative Proposal, inquiry or request and the material terms of any such Alternative Proposal, inquiry or request. The Company shall keep Parent promptly informed (and in any event within one Business Day) of material updates to the status and details (including material amendments to the terms thereof) of such Alternative Proposal, inquiry or request.

(f) Nothing set forth in this Agreement shall prevent the Company, the Company Board or the Strategic Review Committee from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or (ii) making any legally required disclosure to the Company’s stockholders with regard to the transactions contemplated by this Agreement if, in the good-faith judgment of the Company Board or the Strategic Review Committee, after consultation with outside counsel, that the failure to disclose such information would reasonably be expected to violate its obligations under applicable Law; provided, that in each case, the Company expressly publicly reaffirms the Recommendation in such disclosure (other than a customary “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company)).

(g) As used in this Agreement:

(i) “Alternative Proposal” means any proposal or offer from any person or group of persons other than Parent or one of its subsidiaries for (A) any direct or indirect merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company or any business that (including any subsidiary or subsidiaries of the Company whose business) constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole or (B) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of the Company and its subsidiaries or 20% or more of the voting power of the Company or of the surviving entity in a merger, consolidation, share exchange or other business involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Merger and the Offer; and

(ii) “Superior Proposal” means any bona fide written Alternative Proposal (A) that the Strategic Review Committee has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisors to be more favorable from a financial point of view to the holders of Shares than the Merger and the Offer, taking into account all the terms and conditions of such proposal, and this Agreement and (B) that the Strategic Review Committee believes is reasonably capable of being completed, in the case of each of clauses (A) and (B), taking into account all financial, regulatory, legal and other aspects of such proposal and the transactions contemplated hereby and after taking into account any changes to the terms of this Agreement proposed by Parent pursuant to this Section 7.3; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Alternative Proposal shall be deemed to be references to “50%.”

Section 7.4 Employment and Employee Benefits Matters.

(a) Without limiting any additional rights that any Company Employee may have under any Company Plan, Parent shall cause the Surviving Corporation and each of its subsidiaries to maintain, for a 12-month period commencing at the Effective Time, the severance-related provisions of the Company Plans existing immediately prior to the Effective Time and to provide 100% of the severance payments and benefits required thereunder to be provided to any Company Employee terminated during that 12-month period.

(b) Parent shall cause the Surviving Corporation and each of its subsidiaries to maintain for each employee of the Company or its subsidiaries who continues to be employed by the Company or the Surviving Corporation or any subsidiary or affiliate thereof (the “Continuing Employees”), for a 12-month period commencing at the Effective Time, subject to paragraph (a) above: (i) a salary, wage, target bonus opportunity and commissions opportunity that is substantially similar in the aggregate to the salary, wage, target bonus opportunity and commissions opportunity that was provided to such Continuing Employee immediately prior to the Effective Time and (ii) employee retirement, welfare and other benefits (other than any equity-based compensation or benefits) that are substantially similar in the aggregate to the employee retirement, welfare and other benefits (other than any equity-based compensation or benefits) provided to such Continuing Employee immediately prior to the Effective Time. This Section 7.4(b) shall not apply to Continuing Employees whose terms and conditions of employment are governed by a collective bargaining agreement.

(c) As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Company Employees full credit for purposes of eligibility, participation, benefit accrual and vesting (but not for purposes of benefit accruals under any defined benefit pension plans or retiree health plan), under any employee benefit plan, program or arrangement maintained by Parent, its subsidiaries or the Surviving Corporation (each, a “Parent Plan”) in which Continuing Employees may participate to the same extent recognized by the Company immediately prior to the Effective Time under any similar or comparable Company Plan and to the extent such credit would not result in a duplication of benefits for the same period of service.

(d) With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent or its subsidiaries shall, or shall use commercially reasonable efforts to cause any third party insurance providers to, (i) cause there to be waived any pre-existing condition or eligibility limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations in the plan year in which the Effective Time occurs, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by the Company and its subsidiaries in the plan year in which the Effective Time occurs.

(e) From and after the Effective Time, the Surviving Corporation will honor, and will cause its subsidiaries to honor, in accordance with its terms, (i) each existing employment, change in control, severance and termination protection plan, policy or agreement of or between the Company or any of its subsidiaries and any officer, director or employee of that company, (ii) all equity-based plans, programs or agreements, bonus plans or programs and

(iii) all obligations pursuant to outstanding restoration plans, equity-based plans, programs or agreements, bonus plans or programs, bonus deferral plans, vested and accrued benefits under any employee benefit plan, program or arrangement of the Company or its subsidiaries and similar employment compensation and benefit arrangements and agreements in effect as of the Effective Time, in each case to the extent legally binding on the Company or any of its subsidiaries.

(f) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.4 shall (i) be deemed or construed to be an amendment or other modification of any Benefit Plan, (ii) deemed or construed to establish any Benefit Plan, (iii) prevent or limit Parent, the Surviving Corporation or any affiliate of Parent from amending or terminating any Benefit Plans in accordance with their terms, or (iv) create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 7.5 Directors’ and Officers’ Indemnification and Insurance.

(a) Without limiting any additional rights that any Indemnified Party may have under any employment agreement or Company Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall or shall cause the Surviving Corporation to, indemnify and hold harmless each present (as of the Effective Time) and former officer, director or manager of the Company and its subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable and documented fees, costs and expenses, including reasonable and documented attorneys’ fees and disbursements, incurred in connection with any actual or threatened claim, action, suit, assessment, audit, proceeding or investigation arising out of or pertaining to or by reason of the fact that an Indemnified Party is or was an officer or director of the Company or any of its subsidiaries or, while serving as a director, officer or manager of the Company or any of its subsidiaries, is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, in each case, including such matters that exist or occur prior to the Effective Time (each, a “Proceeding”). In the event of any Proceeding, (A) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of such Proceeding from the Surviving Corporation; provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification, (B) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Proceeding in which indemnification could be sought by such Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents thereto in writing, and (C) the Surviving Corporation shall cooperate in the defense of any such matter.

(b) The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Certificate of Incorporation and Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c) For a period of six years from the Effective Time, Parent shall either (i) cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries or (ii) cause the Surviving Corporation to (A) provide substitute policies or (B) purchase, a “tail policy,” in either case of at least the same coverage and amounts, containing terms and conditions that are substantially equivalent in the aggregate, as such current policies, with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, the Surviving Corporation shall not be required to pay, with respect to any such insurance policies in respect of any one policy year, annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase substantially equivalent coverage as reasonably practicable for such amount; provided further, that if the Surviving Corporation purchases a “tail policy” and the coverage thereunder costs more than 300% of such last annual premium, the Surviving Corporation shall purchase the maximum amount of coverage that can be obtained for 300% of such last annual premium. If directed by Parent, in lieu of the Surviving Corporation’s maintaining such current policies (or providing substitute policies) or purchasing a “tail policy,” the Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the Effective Time, covering, without limitation, the transactions contemplated hereby. If such tail prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d) Notwithstanding anything herein to the contrary, if any Proceeding (whether arising before, at or after the Effective Time) is made against any Indemnified Party on or prior to the sixth anniversary of the Effective Time the provisions and benefits of this Section 7.5 shall continue in full effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e) The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 7.5 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f) In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 7.5.

Section 7.6 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Law (including under any Antitrust Law) to consummate the transactions contemplated by this Agreement as soon as practicable at the earliest practicable date, including: (i) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain (A) any requisite consent or expiration of any applicable waiting period under the HSR Act and (B) any requisite consent under the Austrian Cartel Act and the Mexican Economic Competition Law; (ii) submitting within 10 Business Days following the date hereof the notices required to be made in connection with the transactions contemplated hereby as set forth in Item 1 of Section 1.1 of the Company Disclosure Schedule; (iii) using reasonable best efforts to defend all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the Merger; and (iv) using reasonable best efforts to resolve any objection asserted with respect to the transactions contemplated under this Agreement under any Antitrust Law raised by any Governmental Entity and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any injunction, decree, ruling, order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the provisions of Section 7.6(a), each of the parties, as applicable, agrees to prepare and file as promptly as practicable, an appropriate filing of a Notification and Report Form pursuant to the HSR Act (which shall be filed no later than five Business Days from the date of this Agreement), the Austrian Cartel Act and the Mexican Economic Competition Law. Parent shall pay all filing fees and other charges for the filings required under the HSR Act or under any other Antitrust Law by the Company and Parent.

(c) If a party receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, including a Request for Additional Information and Documents under the HSR Act, then such party shall in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response which is, at a minimum, in substantial compliance with such request.

(d) The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity, including:

(i) cooperating with each other in connection with filings required to be made by any party under any Antitrust Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities. In particular, to the extent permitted by Law or Governmental Entity, no party will make any notification in relation to the transactions contemplated hereunder without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;

(ii) furnishing to the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to the applicable Law in connection with the transactions contemplated by this Agreement;

(iii) promptly notifying each other of any communications from or with any Governmental Entity with respect to the transactions contemplated by this Agreement and ensuring to the extent permitted by Law or Governmental Entity that each of the parties is entitled to attend any meetings with or other appearances before any Governmental Entity with respect to the transactions contemplated by this Agreement;

(iv) consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws; and

(v) without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with the other in defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(e) In addition, Parent shall take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all Antitrust Laws to consummate the transactions contemplated by this Agreement, including using its best efforts to obtain the expiration of all waiting periods and obtain all other approvals and any other consents required to be obtained in order for the parties to consummate the transactions contemplated by this Agreement.

(f) Notwithstanding anything to the contrary set forth in this Agreement, the obligations of Parent under this Section 7.6 shall include Parent committing to: (i) selling, divesting, or otherwise conveying particular assets, categories, portions or parts of assets or businesses of Parent and its subsidiaries; (ii) agreeing to sell, divest, or otherwise convey any particular asset, category, portion or part of an asset or business of the Company and its subsidiaries contemporaneously with or subsequent to the Effective Time; (iii) permitting the Company to sell, divest, or otherwise convey any of the particular assets, categories, portions or parts of assets or business of the Company or any of its subsidiaries prior to the Effective Time; and (iv) licensing, holding separate or entering into similar arrangements with respect to its respective assets or the assets of the Company or conduct of business arrangements or terminating any and all existing relationships and contractual rights and obligations as a condition to obtaining any and all expirations of waiting periods under the HSR Act or consents from any Governmental Entity necessary, to consummate the transactions contemplated hereby. All efforts described in this Section 7.6(f) shall be unconditional and shall not be qualified by best efforts and no actions taken pursuant to this Section 7.6 shall be considered for purposes of determining whether a Material Adverse Effect has occurred.

(g) Notwithstanding the foregoing, commercially and/or competitively sensitive information and materials of a party will be provided to the other party on an outside counsel-only basis while, to the extent feasible, making a version in which the commercial and/or competitively sensitive information has been redacted available to the other party.

(h) Notwithstanding anything to the contrary herein, (i) Parent shall direct, in consultation with the Company, strategy and timing, proceedings and other activities with respect to seeking any actions, non-actions, terminations or expirations of waiting periods, consents, approvals or waivers of any Governmental Entity as contemplated hereby, (ii) the Company shall, and shall cause each of its subsidiaries to, use reasonable best efforts to take such actions as reasonably requested by Parent in connection with obtaining any such actions, non-actions, terminations or expirations of waiting periods, consents, approvals or waivers and (iii) Parent shall have the sole and exclusive right, in consultation with the Company, to propose, negotiate, offer or commit to make or effect any divestitures, dispositions, or licenses of any assets, properties, products, rights, services or businesses, or to agree to any other remedy, requirement, obligation, condition or restriction related to the conduct of Parent’s and its HSR Affiliates’ (as such term is defined by the HSR Act) or the Company’s and its subsidiaries’ businesses in order to resolve any Governmental Entity’s objections to or concerns about the transactions contemplated by this Agreement. Parent and Merger Sub shall not be required to agree to any amendment to, or waiver under, this Agreement in connection with obtaining any requisite consent or expiration of any applicable waiting period under the HSR Act or other Antitrust Laws.

Section 7.7 Rule 14d-10 Matters. Prior to the Acceptance Time, the Compensation Committee of the Company Board (the “Compensation Committee”) will cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Section 7.8 Public Announcements. The Company and Parent, to the extent reasonably practicable, shall consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange. Notwithstanding the foregoing, Parent, Merger Sub and their respective affiliates may provide ordinary course communications regarding this Agreement and the transactions contemplated hereby to existing or prospective general and limited partners, equity holders, members, managers and investors of any affiliates of such person. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.

Section 7.9 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the New York Stock Exchange to enable the delisting by the Surviving Corporation of the Shares from the New York Stock Exchange as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act at the Effective Time.

Section 7.10 Anti-Takeover Statutes. The Company shall not, and shall cause its subsidiaries not to, take any action that would, or would reasonably be expected to, cause any Anti-Takeover Statute to become applicable to this Agreement, the Merger or any of the transactions contemplated hereby. If any Anti-Takeover Statute is or may become applicable to this Agreement (including the Merger and the other transactions contemplated hereby), each of Parent, the Company and Merger Sub and their respective boards of directors shall grant all such approvals and shall use reasonable best efforts to take all such actions so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 7.11 Notification of Certain Matters. The Company shall use commercially reasonable efforts to give prompt (in any event within the earlier of (x) three Business Days and (y) one Business Day prior to the Termination Date, the scheduled Offer Closing or the scheduled Closing, as applicable) notice to Parent, and Parent shall use commercially reasonable efforts to give prompt (in any event within the earlier of (x) three Business Days and (y) one Business Day prior to the Termination Date, the scheduled Offer Closing or the scheduled Closing, as applicable) notice to the Company, of: (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any person alleging that the consent of such person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Merger or the other transactions contemplated hereby, (c) any change, condition or event (including any renewal, termination, or amendment of, or any proposed modification to, any Material Contract) (i) that to such party’s knowledge renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement to be untrue or inaccurate in any material respect, or (ii) that results or could reasonably be expected to result in any failure of such party to comply with or satisfy any condition set forth in Article VIII to be complied with or satisfied hereunder; or (d) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Merger set forth in Article VIII or the Offer Conditions not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 7.11 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice.

Section 7.12 Financing.

(a) Parent and Merger Sub shall use their reasonable best efforts (taking into account the expected timing of the Marketing Period) to arrange and consummate the Financing on the terms and conditions described in the Commitment Letters at or prior to the Closing including by: (i) maintaining in effect the Commitment Letters and negotiating and entering into the definitive agreements with respect to the Debt Financing (the “Definitive Financing Agreements”) on the terms and conditions contained in the Debt Financing Commitments; (ii) satisfying (or, if deemed advisable by Parent, seeking the waiver of) on a timely basis all terms, covenants and conditions set forth in the Commitment Letters and the Definitive Financing Agreements applicable to Parent and Merger Sub that are within their control; (iii) upon satisfaction or waiver of all of the conditions precedent under Section 8.1 and in Annex I (except those that, by their nature, are to be satisfied at the Closing, provided that such conditions would be so satisfied as of such date), consummating or causing the consummation of the Financing including, if necessary, by enforcing their rights under the Commitment Letters and the Definitive Financing Agreements; and (iv) otherwise complying with Parent and Merger Sub’s covenants and other obligations under the Commitment Letters and Definitive Financing Agreements. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 7.12 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) seek the Equity Financing from any source other than the Equity Investors counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter, or (ii) pay any material fees in excess of those contemplated by the Equity Commitment Letter or the Debt Commitment Letter.

(b) Upon request of the Company, Parent shall apprise the Company of material developments relating to the Financing and shall give the Company prompt notice of any material adverse change with respect to such Financing. Without limiting the foregoing, Parent agrees to notify the Company promptly, and in any event within two (2) Business Days, if at any time prior to the Closing Date (i) any Commitment Letter or Definitive Financing Agreement, as applicable, shall expire or be terminated for any reason, (ii) any financing source that is a party to any Commitment Letter and is also party to any Definitive Financing Agreement notifies Parent that such source no longer intends to provide financing to Parent on the terms set forth therein, or (iii) for any reason Parent no longer believes in good faith that it will be able to obtain all of the Financing contemplated by the Commitment Letters on the terms described therein. Parent shall not amend, alter or replace, or agree to amend, alter or replace, any Commitment Letter in any manner that would (x) impose new or additional conditions, otherwise expand, amend or modify any of the conditions to the receipt of the Financing,

(y) reduce the amount of cash proceeds from the Financing available to fund the Required Amount, in each case, in a manner that would reasonably be expected to prevent or materially impair or delay the ability of Parent to consummate the transactions contemplated hereby without the prior written consent of the Company or (z) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against the other parties to the Commitment Letters or the Definitive Financing Agreements (it being understood and agreed that Parent and Merger Sub may amend the Debt Financing Commitments solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitments as of the date of this Agreement); provided, that Parent shall promptly provide to the Company a copy of any such amendment, alteration or replacement of any Commitment Letter.

(c) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments, or if the Debt Financing Commitments shall be terminated or modified in a manner materially adverse to Parent for any reason, Parent and Merger Sub shall use their reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms, taken as a whole, not materially less favorable to Parent and Merger Sub as those contained in the Debt Financing Commitments (after taking into account any “flex” provisions included in the related fee letter) and in an amount sufficient to fund the Required Amount (the “Alternate Financing”) and to obtain, and, if obtained, will promptly provide the Company with a copy of, a new financing commitment that provides for at least the same amount of financing as such Debt Financing Commitments as originally issued, to the extent needed to fund the Required Amount, and on terms and conditions, taken as a whole, not materially less favorable to Parent or Merger Sub than those included in the Debt Financing Commitments on the date hereof (after taking into account any “flex” provisions included in the related fee letter) (the “Alternate Debt Commitment Letter”). In the event any Alternate Financing is obtained and an Alternate Debt Commitment Letter is entered into in accordance with this Section 7.12(c), (i) any reference in this Agreement to “Debt Financing” shall mean the debt financing contemplated by the Debt Financing Commitments as modified pursuant to clause (ii) below, and (ii) any reference in this Agreement to the “Debt Financing Commitments” (or defined terms that use such phrase) shall be deemed to include the Debt Financing Commitments to the extent not superseded by an Alternate Debt Commitment Letter, at the time in question and any Alternate Debt Commitment Letter to the extent then in effect.

(d) Notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub may enter discussions regarding, and may enter into arrangements and agreements relating to the Financing to add other equity providers, so long as in respect of any such arrangements and agreements, the following conditions are met: (i) the aggregate amount of the Equity Financing is not reduced; (ii) the arrangements and agreements, in the aggregate, would not be reasonably likely to delay or prevent the Closing; and (iii) the arrangements and agreements would not diminish or release the pre-closing obligations of the parties to the Equity Commitment Letter, adversely affect the rights of Parent or Merger Sub to enforce its rights against the other parties to the Equity Commitment Letter, or otherwise constitute a waiver or reduction of Parent’s or Merger Sub’s rights under the Equity Commitment Letter.

(e) The Company shall use reasonable best efforts to, and shall cause its subsidiaries to use their reasonable best efforts to, and use reasonable best efforts to cause its and its subsidiaries’ respective Representatives to provide to Parent and Merger Sub such cooperation in connection with the Debt Financing as may be reasonably requested by Parent, including:

(i) assisting in preparation for and participation upon reasonable advance notice in a reasonable number of meetings and calls, drafting sessions, rating agency presentations, road shows and due diligence sessions (including accounting due diligence sessions) and sessions with prospective lenders, investors and ratings agencies, and assisting Parent in obtaining ratings as contemplated by the Debt Financing;

(ii) assisting Parent and the Debt Financing sources in the preparation of (A) offering documents, private placement memoranda, bank information memoranda, prospectuses and similar marketing documents for any of the Debt Financing, including the execution and delivery of customary representation letters in connection with bank information memoranda authorizing the distribution of information to prospective lenders and identifying any portion of such information that constitutes material, nonpublic information regarding the Company or its subsidiaries or their respective securities, and (B) customary materials for rating agency presentations, it being understood and agreed that such documents, memoranda, prospectuses and materials shall contain disclosure and pro forma financial statements reflecting the Surviving Corporation as obligor;

(iii) as promptly as reasonably practicable (A) furnishing Parent’s financing sources (including the Debt Financing sources) and their respective Representatives with the Required Information and (B) inform Parent if the chief executive officer, chief financial officer, treasurer or controller of the Company or any member of the Company Board shall have actual knowledge of any facts as a result of which a restatement of any financial statements comprising a portion of the Required Information in order for such financial statements to comply with GAAP is probable;

(iv) providing customary representations in connection with the preparation of financial statements and other financial data of the Company and its subsidiaries and requesting accountants’ consents in connection with the use of the Company’s financial statements in offering documents, prospectuses, Current Reports on Form 8-K and other documents to be filed with the SEC, if necessary;

(v) using reasonable best efforts to assist Parent in connection with the preparation of pro forma financial information and financial statements to the extent required by SEC rules and regulations or necessary or reasonably required by Parent’s financing sources (including the Debt Financing sources) to be included in any offering documents; provided that neither the Company nor any of its subsidiaries or Representatives shall be responsible in any manner for information relating to (A) the proposed debt and equity capitalization that is required for such pro forma financial information or assumed interest rates, dividends (if any) and fees and expenses relating to such debt and equity capitalization or (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing;

(vi) executing and delivering as of (but not before) the Closing any pledge and security documents, other definitive financing documents, or other certificates, or documents as may be reasonably requested by Parent, including a certificate of the chief financial officer of the Company with respect to solvency matters in the form set forth as an annex to the Debt Financing Commitments) and otherwise facilitating the pledging of collateral (including (x) cooperation in connection with Parent’s efforts to obtain environmental assessments and title insurance) and (y) using reasonable best efforts to procure customary (e.g., local counsel) legal opinions;

(vii) upon the reasonable request of Parent and to the extent the same become necessary or advisable in connection with the Debt Financing, assisting Parent to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and Contracts relating to the Company and its subsidiaries (including by arranging discussions among Parent, the Company and the Debt Financing and their respective Representatives with other parties to such material leases, encumbrances and Contracts as of the Closing);

(viii) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent that are necessary or customary to permit the consummation of the Debt Financing, including any high yield financing, and to permit the proceeds thereof, together with the cash at the Company and its subsidiaries, if any (not needed for other purposes), to be made available on the Closing Date to consummate the Offer, the Merger and the other transactions contemplated hereby; and

(ix) providing at least five Business Days prior to the Closing Date all documentation and other information required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested at least eight Business Days prior to the anticipated Closing Date;

provided that, notwithstanding anything in this Agreement to the contrary, (x) neither the Company nor any of its subsidiaries shall be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other liability or obligation in connection with the Financing (or any Alternate Financing) prior to the Effective Time, (y) neither the Company nor any of its subsidiaries or Representatives shall be required to take any action under this Section 7.12 that would unreasonably interfere with the business or operations of the Company or its subsidiaries and (z) neither the Company nor any of its subsidiaries or Representatives shall be required to take any action that will conflict with or violate their respective organizational documents.

(f) The Company shall use reasonable best efforts to, and shall cause its subsidiaries to use their reasonable best efforts to, and use reasonable best efforts to cause its and its subsidiaries’ respective Representatives to cooperate with Parent and Merger Sub in connection with Parent’s negotiation of new receivables financing arrangements to finance assets contemplated to be securitized (in each case, to be effective upon the Closing Date or thereafter) with existing or new lenders on behalf of the Company and its affiliates (“Warehouse Financing”) as may be reasonably requested by Parent, including:

(i) assisting in the preparation of term sheets and commitment letters;

(ii) permitting Parent to offer exclusivity for securitization underwriting to one or more prospective lenders, effective upon the Closing Date;

(iii) making one or more senior representatives having knowledge of the Warehouse Financings available to engage in discussions with Parent and such lenders, subject to reasonable advance notice of related meetings or calls;

(iv) assisting Parent to obtain related waivers, consents and approvals;

(v) promptly providing Parent with requested information and or materials that Parent deems reasonably necessary or desirable to negotiate such Warehouse Financing (including sample collateral pools and related financial models); and

(vi) cooperate with all other reasonable requests of Parent related to any of the foregoing;

provided, that neither the Company nor any of its subsidiaries or Representatives shall be responsible in any manner for information relating to (A) the proposed debt and equity capitalization that is required for such pro forma financial information or assumed interest rates, dividends (if any) and fees and expenses relating to such debt and equity capitalization or (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; provided, further, that, the Company shall not be required to enter into any definitive documentation (other than a commitment letter) in respect of such arrangements until the Closing Date, though it may choose to do so.

(g) The Company hereby consents to the use of its and its subsidiaries’ logos in connection with the marketing of the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its subsidiaries or the reputation or goodwill of the Company or any of its subsidiaries.

(h) The Company shall, and shall cause its subsidiaries to, use reasonable best efforts to periodically update any Required Information provided to Parent as may be necessary so that such Required Information is Compliant; provided, that the Company shall use its reasonable best efforts to update any such information required to be updated pursuant to clause (iii) of the definition of “Compliant” prior to the time that the Marketing Period, once commenced, shall be deemed not to have commenced pursuant to clause (y)(iii) of the second sentence of the definition thereof. For the avoidance of doubt, Parent may, to most effectively access the financing markets, require the cooperation of the Company and its subsidiaries under this Section 7.12 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing; provided that, for the avoidance of doubt, the Marketing Period shall not be applicable as to more than one attempt to access the markets. The Company agrees to (i) file all reports on Form 10-K and Form 10-Q and Form 8-K, to the extent required to include financial information pursuant to Item 9.01 thereof, and (ii) use reasonable best efforts to file all other Forms 8-K, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the time periods required by the Exchange Act. In addition, if, in connection with a marketing effort contemplated by the Debt Financing Commitments, Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its subsidiaries, which Parent reasonably determines (and the Company does not unreasonably object) to include in a customary offering memorandum for the Debt Financing, then, upon the Company’s review of and reasonable satisfaction with such filing, the Company shall file such Current Report on Form 8-K.

(i) Parent shall indemnify and hold harmless the Company, its subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing and the Warehouse Financing (including any action taken in accordance with this Section 7.12) and any information utilized in connection therewith (other than information provided in writing specifically for use in connection with the Financing and the Warehouse Financing by or on behalf of the Company or its subsidiaries), in each case, except to the extent suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of the Company or its subsidiaries or, in each case, their respective Representatives. In addition, Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its subsidiaries in connection with the cooperation contemplated by this Section 7.12.

Section 7.13 Treatment of Company Indebtedness. The Company shall use, or shall cause its applicable subsidiaries to use, commercially reasonable efforts to arrange for customary payoff letters and instruments of discharge providing for the payoff, discharge and termination on the Closing Date of all then-outstanding indebtedness of the Credit Facility (the “Debt Payoff Letters”) to be delivered to Parent no later than two Business Days prior to the Closing Date, and shall deliver, or cause its applicable subsidiaries to deliver the Debt Payoff Letters in accordance with the terms of the Credit Facility to the holders of such indebtedness (provided that such prepayment and termination notices may be conditional on the occurrence of the Closing).

Section 7.14 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.15 Transaction Litigation; Specified Matters. The Company and Parent shall cooperate with respect to the defense or settlement of any stockholder litigation relating to this Agreement or the transactions contemplated by this Agreement. In the event that any such litigation is brought or threatened to be brought after the date of this Agreement and prior to the Effective Time (“Transaction Litigation”), the Company shall not agree to any settlement or compromise of such Transaction Litigation without Parent’s consent. For purposes of this Agreement, “Specified Matter” means any matter set forth on Section 7.15 of the Company Disclosure Schedule. The Company and Parent shall cooperate with respect to the settlement and resolution of any Specified Matter. The Company shall not agree to any settlement or compromise of any Specified Matter or enter into or commit to any agreement or understanding with respect to any Specified Matter without Parent’s consent. The Company shall promptly (and in any event within one Business Day) notify Parent of any such Transaction Litigation or Specified Matter, as applicable, and shall keep Parent reasonably (and in any event within one Business Day) informed with respect to the status thereof, including, by promptly (and in any event within 24 hours) providing Parent copies of all proceedings, filings, transcripts and correspondence relating to such Transaction Litigation or Specified Matter, as applicable. The Company shall give Parent the opportunity to participate in the defense or settlement of, or any negotiation or discussions with respect to, any Transaction Litigation or Specified Matter and shall consider in good faith Parent’s or Parent’s Representatives’ advice and comments with respect to such Transaction Litigation or Specified Matter, as applicable, and any documentation relating thereto.

Section 7.16 Specified Efforts. The parties shall cooperate with each other and use (and cause their respective subsidiaries to use) their respective commercially reasonable efforts, prior to the Effective Time, to take, or cause to be taken, the actions described on Section 7.16 of the Company Disclosure Schedule; provided, that no party shall be required to make any payments, incur any liability, or offer or grant any accommodation (financial or otherwise) to any third party in connection with obtaining any contractual consent or providing notice to or the approval of any Governmental Entity pursuant to this Section 7.16. Notwithstanding the immediately preceding sentence, this Section 7.16 shall neither apply to nor have any effect upon the obligations of the parties pursuant to Section 7.6. For the avoidance of doubt, in no event shall any failure to obtain any waiver or consent pursuant to this Section 7.16 constitute a failure of the conditions set forth in Article VIII or Annex I hereto.

Section 7.17 Termination of Company Affiliate Transactions. At or prior to the Effective Time, the Company shall use its reasonable best efforts to terminate, and shall cause to be terminated, each Company Affiliate Transactions set forth in Section 7.17 of the Company Disclosure Schedule.

ARTICLE VIII

CONDITIONS OF MERGER

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Purchase of Shares in the Offer. Merger Sub shall have irrevocably accepted for payment all Shares validly tendered (and not properly withdrawn) pursuant to the Offer.

(b) No Injunctions or Legal Restraints; Illegality. No injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that, in any case, prohibits, restrains, enjoins, or otherwise makes illegal the consummation of the Merger; provided, however, that a party may not invoke this condition if such party’s failure to comply with Section 7.6 is the primary cause of the failure of this condition to be satisfied.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated and the Offer, the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Acceptance Time (with any termination by Parent also being an effective termination by Merger Sub and any termination by the Company only upon the recommendation of the Strategic Review Committee):

(a) by mutual written consent of the Company and Parent;

(b) by the Company or Parent, if any court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have issued an order, decree, ruling, judgment or injunction, or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such order, decree, ruling, judgment, injunction or other action is or shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall have used such standard of efforts to the extent required by and subject to Section 7.6 to prevent, oppose and remove such order, decree, ruling, judgment, injunction or other action;

(c) by either the Company or Parent, if (i) the Acceptance Time shall not have occurred on or before the date which is four months from the date hereof (the “Termination Date”), or (ii) the Offer shall have expired pursuant to its terms and the terms of this Agreement without Merger Sub having irrevocably accepted for payment the Shares validly tendered and not properly withdrawn pursuant to the Offer in accordance with this Agreement solely as a result of the failure to satisfy the Minimum Condition; provided, however, that in the event the Marketing Period has commenced but not yet been completed at the time of the Termination Date, the Termination Date shall be extended until three Business Days after the final date of the Marketing Period; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to the party seeking to terminate if any action of such party or the failure of such party to perform any of its obligations under this Agreement required to be performed at or prior to the Acceptance Time has been the primary cause of the failure of the Acceptance Time to occur on or before the Termination Date and such action or failure to perform constitutes a material breach of this Agreement;

(d) by the Company:

(i) if (A) there shall have been a material breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, which material breach or failure to perform, individually or in the aggregate, would result in a Parent Material Adverse Effect and (B) such breach or failure is not cured prior to the earlier of (x) 30 days after written notice thereof is given by the Company to Parent and (y) the Termination Date (provided, that the Company shall have given Parent written notice, delivered at least 30 days prior to such termination (or promptly, if such written notice is given within 30 days prior to the Termination Date), stating the Company’s intention to terminate this Agreement pursuant to this paragraph and the basis of such termination); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(ii) prior to the Acceptance Time in order to accept a Superior Proposal in accordance with, and subject to the terms and conditions of, Section 7.3(d), if, (A) substantially concurrently with, and in any event within the same day of, such termination, the Company enters into an associated definitive Alternative Acquisition Agreement, (B) the Company pays any fees due under Section 9.2 prior to or concurrently with such termination, and (C) the Company shall have complied with its obligations under Section 7.3 (other than de minimis breaches); or

(iii) if (1) Merger Sub shall have failed to commence the Offer pursuant to Section 1.1(a) within three Business Days of the time period specified therein (other than in connection with any de minimis breaches of Section 1.1(a)) or (2) (A) the Marketing Period has ended, (B) the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but subject to the fulfillment or waiver of those Offer Conditions at or prior to the Acceptance Time) have been satisfied or waived in accordance with this Agreement, (C) Merger Sub shall have failed to consummate the Offer (as defined in Section 251(h) of the DGCL) within three (3) Business Days following the Expiration Date, (D) the Company has provided irrevocable written notice to Parent at least three Business Days prior to such termination that it is prepared, willing and able to effect the Closing, and (E) at all times during such three Business Day period, the Company stood ready, willing and able to consummate the Merger and the other transactions contemplated hereby; provided, that the right to terminate this Agreement pursuant to this Section 9.1(d)(iii) shall not be available to the Company if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(e) by Parent:

(i) if (A) there shall have been a material breach of or material failure to perform any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, which material breach or failure to perform, individually or in the aggregate, would result in the failure of any Offer Condition and (B) such breach or failure is not cured prior to the earlier of (x) 30 days after written notice thereof is given by Parent to the Company and (y) the Termination Date (provided, that Parent shall have given the Company written notice, delivered at least 30 days prior to such termination (or promptly, if such written notice is given within 30 days prior to the Termination Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 9.1(e)(i) and the basis of such termination); provided, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(ii) if the Company Board, acting on the recommendation of the Strategic Review Committee, or the Strategic Review Committee effects a Change of Recommendation.

Section 9.2 Effect of Termination.

(a) Notwithstanding anything to the contrary in this Agreement, in the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party (or any direct or indirect equity holder, stockholder, partner, controlling person, member, manager, director, officer, employee, affiliate or Representative of such party or such party’s affiliates or any of the foregoing’s successors and assigns), except, subject in all respects to this Section 9.2, Section 10.11 and Section 10.18 (including, in each case, the limitations set forth therein), as provided in Section 7.2, this Section 9.2, Section 9.3 and Article X, which shall survive such valid termination; provided, however, that subject in all respects to this Section 9.2, Section 10.11 and Section 10.18 (including, in each case, the limitations set forth therein), (i) nothing herein shall relieve any party from liability for damages resulting from such party’s fraud prior to such valid termination and (ii) nothing herein shall relieve the Company of any liability for damages resulting from the Company’s or any of its subsidiaries’ willful and material breach prior to such valid termination (in the case of each of clauses (i) and (ii), which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and in the case of any damages sought by the non-breaching party, including for any willful and material breach, such damages shall include the benefit of the bargain lost by such non-breaching party, taking into consideration relevant matters including opportunity costs and the time value of money); provided, however, that in no event will the Parent Related Parties have any liability for monetary damages (including damages for fraud, monetary damages in lieu of specific performance or otherwise) in the aggregate in excess of the Maximum Liability Amount and subject in all respects to the limitations set forth in Section 9.2(f), Section 9.2(g), Section 10.11 and Section 10.18. The parties agree and acknowledge that the individuals specified in the definition of “knowledge,” as applicable, (x) have read this Agreement, including the representations, warranties, agreements and covenants contained herein, (y) have reviewed with counsel the representations, warranties, agreements and covenants contained herein and (z) for purposes of this Section 9.2(a), shall be deemed to understand the meanings of the representations, warranties and covenants contained herein.

(b) (i) In the event that this Agreement is validly terminated by the Company pursuant to Section 9.1(d)(ii) or by Parent pursuant to Section 9.1(e)(ii), then the Company shall pay an amount in cash equal to $44,600,000 (the “Company Termination Fee”) to Parent prior to or concurrently with such termination (in the case of a termination pursuant to Section 9.1(d)(ii)) or within two Business Days of such termination (in the case of a termination pursuant to Section 9.1(e)(ii)), by wire transfer of immediately available funds.

(ii) In the event that this Agreement is validly terminated by either Parent or the Company pursuant to Section 9.1(c) or by Parent pursuant to Section 9.1(e)(i) and (A) at any time after the date of this Agreement and prior to such termination, an Alternative Proposal shall have been publicly announced or publicly made known or made to the Company or to the stockholders of the Company or to any of their respective Representatives if communicated to the Company and/or to the stockholders of the Company and (B) within 12 months after such termination, the Company shall have entered into a definitive agreement with respect to any Alternative Proposal, or shall have consummated an Alternative Proposal, then, in any such event, the Company shall pay to Parent the Company Termination Fee, such payment to be made concurrently with the consummation of such Alternative Proposal, by wire transfer of immediately available funds. For the purpose of this Section 9.2(b)(ii), all references in the term Alternative Proposal to “20% or more” will be deemed to be references to “more than 50%.”

(iii) The Company shall pay to Parent (or one or more of its designees) by wire transfer of immediately available funds an amount equal to that required to reimburse Parent, Merger Sub and their respective affiliates for all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby in an amount not to exceed $5,500,000 (the “Parent Expenses”) in the event that this Agreement is validly terminated by Parent pursuant to Section 9.1(e)(i), in which case, payment shall be made promptly, and in any event within two Business Days after such termination.

(iv) In the event that (A) this Agreement is validly terminated by the Company pursuant to Section 9.1(d)(iii)(2) or (B) (x) this Agreement is validly terminated by the Company pursuant to Section 9.1(d)(i) or Section 9.1(d)(iii)(1) and (y) the material breach or material failure by Parent or Merger Sub or the failure by Merger Sub to commence the Offer pursuant to Section 1.1(a) within three Business Days of the time period specified therein, as applicable, and in each case, is the primary cause of the failure of the Offer, the Offer Closing or the Merger Closing, as the case may be, to be consummated pursuant to and in accordance with the terms and conditions of this Agreement, then Parent shall pay to the Company an amount in cash equal to $133,800,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds, such payment to be made within two Business Days of the applicable valid termination.

(c) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, that the damages resulting from the termination of this Agreement under circumstances where a Company Termination Fee, Parent Termination Fee or Parent Expenses is or are payable are uncertain and incapable of accurate calculation and that, without these agreements, the parties would not enter into this Agreement, and, therefore, the Company Termination Fee, the Parent Termination Fee and the Parent Expenses, as applicable, if, as and when required pursuant to this Section 9.2, shall not constitute a penalty, but rather liquidated damages, and in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and the Offer. The parties acknowledge and hereby agree that in no event shall either the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee, as the case may be, on more than one occasion.

(d) If the Company fails to promptly pay the amount due pursuant to Section 9.2(b)(i), Section 9.2(b)(ii) or Section 9.2(b)(iii) or Parent fails to promptly pay the amount due pursuant to Section 9.2(b)(iv), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a final and non-appealable judgment against the Company for the amount due pursuant to Section 9.2(b)(i), Section 9.2(b)(ii) or Section 9.2(b)(iii) or a final and non-appealable judgment against Parent for the amount set forth in Section 9.2(b)(iv), the Company shall pay to Parent or Merger Sub, or Parent shall pay to the Company, as applicable, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) up to a maximum aggregate amount of $1,000,000 in connection with such suit, together with interest on such amount at the prime lending rate prevailing during such period as published in The Wall Street Journal, Eastern Edition, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment. Any amount payable pursuant to this Section 9.2(d) shall be paid by the applicable party by wire transfer of same day funds prior to or on the date such payment is required to be made under this Section 9.2(d).

(e) Notwithstanding anything to the contrary in this Agreement or any Transaction Document, or any other agreement referenced herein, therein or otherwise, but subject in all respects to this Section 9.2, Section 10.11 and Section 10.18 (including, in each case, the limitations set forth therein), if Parent or Merger Sub fails to effect the Offer Closing or the Closing when required pursuant to Section 1.1 or Section 2.2, as applicable, for any or no reason or otherwise breaches this Agreement or any Transaction Document (whether such breach is intentional, unintentional, willful or otherwise) or fails to perform hereunder or thereunder or fails to perform any obligation under Law (in each case, whether such failure is intentional, unintentional, willful or otherwise), then the Company’s right to seek one or all of (but never receive more than one of) (A) a decree or order of specific performance or any injunction or injunctions or other equitable relief if and to the extent permitted by Section 10.11, (B) the valid termination of this Agreement pursuant to Section 9.1 and monetary damages for Parent’s fraud and (C) the valid termination of this Agreement pursuant to Section 9.1(d)(i), Section 9.1(d)(iii)(1) or Section 9.1(d)(iii)(2) and if, as and when required pursuant to Section 9.2(b)(iv), receipt and payment of the Parent Termination Fee, shall be the sole and exclusive remedy (whether at Law, in equity, in Contract, in tort or otherwise) of the Company, its affiliates, and its and their respective stockholders and Representatives and any other person against the Parent Related Parties for any breach, liability, cost, expense, obligation, loss or damage suffered as a result thereof or in connection therewith or related thereto. Notwithstanding anything to the contrary, under no circumstances can the Company receive both (i) an award of monetary damages, on the one hand, and (ii) any of the Parent Termination Fee and/or any of the amounts, if any, as and when due, pursuant to Section 7.12(i) and Section 9.2(d), on the other hand.

(f) Except (i) as provided in Section 9.2(e) or (ii) for claims, if any, against any person that is a party to and solely pursuant to the terms and conditions of, the Equity Commitment Letter or the Limited Guarantee (but subject in each case and in all respects to the limitations set forth in Section 9.2, Section 10.11 and Section 10.18), no Parent Related Party will have any liability or obligation to the Company, its affiliates or any of their respective stockholders or Representatives (or any other person), including any multiple, consequential, indirect, special, statutory, exemplary or punitive damages, relating to or arising out of this Agreement or any other Transaction Document or any documents referenced herein or therein or the transactions contemplated hereby or thereby or any breach of any representation, warranty or covenant contained herein or therein, or the failure of such transactions to be consummated, or in respect of any other Contract, document or theory of Law or equity or in respect of any representations made or alleged to be made in connection herewith or therewith, whether in equity or at Law, in Contract, in tort or otherwise. The Company acknowledges and agrees that none of Parent’s or Merger Sub’s, debt financing sources under the Debt Financing, any of their affiliates, and any of their respective former, current, or future general or limited partners, equity holders, directors, officers, managers, members, affiliates, employees, representatives or agents, controlling persons or entities or any of their respective successors or assigns (a “Lender Related Party”) shall have any liability or obligation to the Company, its affiliates or any of their respective equity holders or Representatives (or any other person) arising out of their breach or failure to perform (whether willfully, intentionally, unintentionally or otherwise) any of their obligations under the Debt Financing Commitments. Without limiting the foregoing, upon payment of the Parent Termination Fee, if, as and when required pursuant to Section 9.2(b)(iv) and the amounts, if any, as and when due, pursuant to Section 7.12(i) and Section 9.2(d), no Parent Related Party shall have any further liability or obligation to the Company, its affiliates or any of their respective stockholders or Representatives (or any other person), including any multiple, consequential, indirect, special, statutory, exemplary or punitive damages, relating to or arising out of this Agreement or any other Transaction Document or any documents referenced herein or therein or the transactions contemplated hereby or thereby or in respect of any representation, warranty or covenant contained herein or therein, or the failure of such transactions to be consummated, or in respect of any other Contract, document or theory of Law or equity or in respect of any representations made or alleged to be made in connection herewith or therewith, whether in equity or at Law, in Contract, in tort or otherwise.

(g) Notwithstanding anything to the contrary in this Agreement or any other Transaction Document or any other agreement referenced herein or therein or otherwise, subject to Section 10.11, the maximum aggregate liability of the Parent Related Parties under the Transaction Documents or otherwise collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance), or in connection with the failure of the transactions contemplated hereby or thereby (including the Financing) to be consummated, or in respect of any representation made or alleged to have been made in connection herewith or therewith, whether in equity or at Law, in Contract, in tort or otherwise, together with any payment of the Parent Termination Fee and any other payment in connection with any Transaction Document, shall not exceed under any circumstances an amount equal to (i) the Parent Termination Fee, plus (ii) the amounts, if any, due and owing to the Company pursuant to Section 9.2(d), plus (iii) the amounts, if any, due and owing to the Company pursuant to Section 7.12(i) (the “Maximum Liability Amount”); provided, that (A) in no event shall the aggregate amount of the Parent’s obligations described in clause (i) of this Section 9.2(g) together with the aggregate amount of Parent’s and Merger Sub’s obligations described in clause (i) of the first proviso of Section 9.2(a) exceed the amount of the Parent Termination Fee and (B) in no event shall the aggregate amount of Parent’s and Merger Sub’s obligations described in clause (ii) of this Section 9.2(g) exceed $1,000,000, and in no event shall the Company, its affiliates or any of the foregoing’s respective Representatives seek, directly or indirectly, to recover against the Parent Related Parties, or compel payment by the Parent Related Parties of, any damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of the Parent Termination Fee or any of the foregoing limitations in this Section 9.2(g) (as applicable).

Section 9.3 Expenses. Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement, the Offer, the Merger and the other transactions contemplated hereby and the other Transaction Documents. Expenses incurred in connection with the printing, filing and mailing of the Offer Documents and the Schedule 14D-9 shall be shared equally by Parent and the Company.

Section 9.4 Amendment. This Agreement may be amended, modified or supplemented by the parties hereto (a) in the case of Parent and Merger Sub, by action taken by or on behalf of their respective boards of directors or managing members, as applicable and (b) in the case of the Company, by action of the Company Board upon the recommendation of the Strategic Review Committee, at any time prior to the Effective Time; provided, however, that, after Merger Sub has accepted for payment and paid for Shares pursuant to the Offer, no amendment may be made which decreases the Merger Consideration. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by the parties hereto. No amendments, modifications or supplements to the provisions, which the Lender Related Parties under the Debt Financing are expressly made third party beneficiaries pursuant to Section 10.6 shall be permitted in a manner materially adverse to any such Lender Related Party without the prior written consent of such Lender Related Party (which shall not be unreasonably withheld, conditioned or delayed).

Section 9.5 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties by any other party contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance by any other party with any of the agreements or conditions contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein which by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in this Article X, which, in each case, shall survive in accordance with its terms and conditions.

Section 10.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by registered or certified mail (return receipt requested) or by email to the respective parties at the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) if to Parent, Merger Sub or to the Surviving Corporation:

c/o Apollo Global Management

9 West 57th Street, 43rd Floor

New York, NY 10019

Attention: David Sambur, Partner

John Suydam, Chief Legal Officer

Email: sambur@apollolp.com

jsuydam@apollolp.com

with an additional copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Taurie M. Zeitzer

Email: tzeitzer@paulweiss.com

(b) if to the Company:

Diamond Resorts International, Inc.

10600 West Charleston Boulevard

Las Vegas, NV 89135

Attention: Jared Finkelstein, Senior Vice President and General Counsel

Email: jared.finkelstein@diamondresorts.com

with an additional copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

Attention: Barbara L. Becker

Email: bbecker@gibsondunn.com

Each party consents to service of any process, summons, notice or document that may be served in any proceeding in the Delaware Court of Chancery or the United States District Court for the District of Delaware, which service shall be in accordance with this Section 10.2.

Section 10.3 Certain Definitions. For purposes of this Agreement, the term:

(a) “affiliate” of a person means any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person; provided, that (other than in the case of the definition of “Parent Related Party”, Section 3.2(d), Section 7.4(f)(iii), Section 7.4(f)(iv), Article IX and Section 10.18) in no event shall Parent, Merger Sub or any of their respective subsidiaries be considered an affiliate of any portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with Apollo Global Management, LLC, nor shall any portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with Apollo Global Management, LLC, be considered to be an affiliate of Parent, Merger Sub or any of their respective subsidiaries;

(b) “Anti-Corruption Laws” means all applicable Laws and agreements with Governmental Entities and all other statutory or regulatory requirements relating to anti-corruption, anti-bribery and anti-money laundering, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, Mexico’s Federal Law Against Corruption in Public Procurement and any Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions;

(c) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Merger Controls Laws and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

(d) “Austrian Cartel Act” means the Austrian Cartel Act 2005 (effective as of January 1, 2006) (Federal Law against Cartels and other Restraints of Competition) as last amended by Federal Law Gazette (BGBI) I No. 2/2008 effective as of March 1, 2013;

(e) “beneficially owned” with respect to any Shares has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act;

(f) “Benefit Plan” means, any pension, profit-sharing, savings, retirement, employment, collective bargaining, consulting, severance, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation or sick pay policy, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company or any of its subsidiaries is the owner, the beneficiary or both), Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance or fringe benefit plan, program, policy, practice, agreement or arrangement, whether written or oral, formal or informal, including each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and other employee benefit plan, program, policy, practice, agreement or arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Merger);

(g) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed;

(h) “Club” means each of the non-profit corporations, associations or other non-profit entity established for the management and administration of one or more of the Resorts and the Club;

(i) “Company Intellectual Property” means all Owned Intellectual Property and Licensed Intellectual Property;

(j) “Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact regarding the Company and its subsidiaries, or omit to state any material fact regarding the Company and its subsidiaries necessary in order to make such Required Information not materially misleading under the circumstances, (ii) such Required Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of debt securities on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of debt securities) and (iii) the financial statements and other financial information included in such Required Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of high yield debt securities under Rule 144A promulgated under the Securities Act and are sufficient to permit the Company and its subsidiaries’ applicable independent accountants to issue comfort letters to the financing sources providing the Debt Financing, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on any day during the Marketing Period;

(k) “Contract” means any loan, guarantee of indebtedness or credit agreement, debenture, note, bond, mortgage, indenture, guarantee, license, deed of trust, lease, purchase or sale order or other contract, commitment, agreement, instrument, binding obligation, arrangement, understanding, undertaking, permit, concession or franchise or other instrument or obligation, in each case, whether written or oral;

(l) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise;

(m) “Credit Facility” means the Credit Agreement, dated as of May 9, 2014, by and among Diamond Resorts Corporation, as borrower, Diamond Resorts International, Inc., the lenders party thereto, Credit Suisse AG, as administrative agent and collateral agent, and the other parties party thereto, as amended by the First Amendment, dated December 22, 2014, and the Second Amendment and First Incremental Assumption Agreement, dated as of December 3, 2015, and as further amended or modified from time to time;

(n) “ERISA Affiliate” means any entity that, together with the Company or any of its subsidiaries, would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code;

(o) “Government Official” means (i) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (i) or (ii) of this definition;

(p) “Governmental Entity” means (i) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory (including stock exchange), taxing, or administrative functions of or pertaining to government, (ii) any public international organization, (iii) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition, (iv) any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any government, entity, organization, or other person described in the foregoing clauses (i), (ii) or (iii) of this definition, or (v) any political party;

(q) “Information Privacy and Security Laws” shall mean all applicable Laws concerning the privacy, data protection, transfer or security of Personal Information, including the following and their implementing regulations: the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Federal Trade Commission Act, the CAN-SPAM Act, Canada’s Anti-Spam Legislation, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, state data security Laws, state data breach notification Laws, state consumer protection Laws, the Data Protection Directive 95/46/EC (and implementing regulations adopted applicable European Union member states), applicable Laws and regulations relating to the transfer of Personal Information, and any applicable Laws concerning requirements for website and mobile application privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including outbound calling and text messaging, telemarketing, and e-mail marketing);

(r) “Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered: (i) patents, inventions and other patent rights (including divisionals, continuations, continuations-in-part, reissues or reexaminations of any of the foregoing); (ii) copyrights, designs and works of authorship; (iii) Software; (iv) trademarks, service marks, domain names, corporate names, logos, social media names and trade dress, and all goodwill associated with or symbolized by any of the foregoing; (v) trade secrets, know-how, processes, databases, confidential business information and other proprietary information and rights; and (vi) all other intellectual property rights of any kind or nature;

(s) “IT Assets” means all computer systems, including Software, hardware, firmware, middleware and platforms, interfaces, systems, networks, information technology equipment, facilities, websites, infrastructure, workstations, switches, data communications lines and associated documentation used or held for use by or on behalf of the Company or any of its subsidiaries in connection with the conduct of their businesses;

(t) “knowledge” (i) of the Company means the actual knowledge of any of the persons listed in Section 10.3(t) of the Company Disclosure Schedule and (ii) of Parent or Merger Sub means the actual knowledge of any of the officers of Parent, in each case, for all purposes of this Agreement, other than the definition of “willful and material breach”;

(u) “Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any order or decision of an applicable arbitrator or arbitration panel;

(v) “Licensed Intellectual Property” means all Intellectual Property that the Company or any of its subsidiaries are licensed or otherwise permitted by other persons to use in the operation of their businesses (other than “off-the-shelf” software, “click-through” software, “shrink-wrap” software or other commercially available software);

(w) “Lien” means any lien, claim, mortgage, pledge, security interest, equity, covenant, restriction, right of first refusal, right of first offer, lease, license, easement, right-of-way, encroachment or other survey defect, claim, imperfection of title, transfer restrictions, limitations in voting rights, charge or other encumbrance or any right of termination, cancellation or acceleration of any material obligation or the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of the Company’s subsidiaries, in each case, whether voluntarily occurred or arising by operation of Law;

(x) “Marketing Period” means the first period of 17 consecutive calendar days after the date hereof (i) throughout and at the end of which Parent shall have the Required Information and the Required Information is Compliant (it being understood that if the Company shall in good faith reasonably believe that it has provided the Required Information and the Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes the Required Information was delivered), in which case the Company shall be deemed to have delivered the Required Information unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information or the Required Information is not Compliant and, within three Business Days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered or is not Compliant) and, if the Company shall thereafter in good faith reasonably believe that it has provided the additional Required Information and the Required Information is at that time Compliant, it may deliver to Parent a written notice to that effect, in which case the Company shall be deemed to have delivered the Required Information unless Parent in good faith reasonably believes that the Company has not completed delivery of the additional Required Information or the Required Information is not at that time Compliant and, within three Business Days after its receipt of such notice from the Company, Parent delivers a written notice to that effect (stating with specificity which additional Required Information the Company has not delivered or is not at that time Compliant), (ii) the last day of which corresponds with the then-scheduled Expiration Date (unless Parent or Merger Sub shall be required by the SEC or its staff to extend the Offer as a result of the completion of the Marketing Period (including, for the avoidance of doubt, the satisfaction of the Minimum Condition as of the last day of the Marketing Period) and the satisfaction of the condition in clause (e) of Annex I) and (iii) throughout and at the end of which the conditions set forth in Annex I (other than (w) on or after the date that is 30 Business Days following the date hereof, the condition set forth in clause (b) of Annex I solely as it relates to Section 1.1 of the Company Disclosure Schedule, subject to the satisfaction of such condition at the Acceptance Time (x) the Minimum Condition, subject to the satisfaction of the Minimum Condition as of the last day of such period, (y) the condition set forth in clause (e) of Annex I, and (z) those conditions that by their nature can only be satisfied at the Acceptance Time) shall be satisfied and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied assuming the Closing were to be scheduled for any time during such 17 consecutive calendar day period; provided, that such 17 consecutive calendar day period shall exclude July 1, 2016 and if such period has not ended on or prior to August 19, 2016, then it would not commence until September 6, 2016. Notwithstanding anything in this definition to the contrary: (x) the Marketing Period shall end on any earlier date prior to the expiration of the 17 consecutive calendar day period described above if the Debt Financing is consummated on such earlier date; and (y) the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such 17 consecutive calendar day period (i) the Company’s independent accountant shall have withdrawn its audit opinion with respect to any financial statements contained in the Company’s most recently filed Annual Report on Form 10-K, in which case the Marketing Period shall not be deemed to commence unless, at the earliest, and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by the independent accountant or another independent public accounting firm reasonably acceptable to Parent, (ii) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or any such restatement is under active consideration, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP, (iii) any Required Information would not be Compliant at any time during such 17 consecutive calendar day period (it being understood that if any Required Information provided at the commencement of the Marketing Period ceases to be Compliant during such 17 consecutive calendar day period, then the Marketing Period shall be deemed not to have occurred) or otherwise does not include the “Required Information” as defined, or (iv) the Company shall have failed to file any report on Form 10-K, Form 10-Q or Form 8-K or other document required to be filed with the SEC under the Exchange Act by the date required under the Exchange Act containing any financial information that would be required to be contained therein in which case (1) in the case of a failure to file a Form 10-K or Form 10-Q, the Marketing Period will not be deemed to commence unless and until, at the earliest, such reports have been filed and (2) in the case of failure to file a Form 8-K, the Marketing Period shall toll until such report has been filed; provided, that if the failure to file such report occurs during the final five Business Days of the Marketing Period, the Marketing Period will be extended so that the final day of the Marketing Period shall be no earlier than the 5th Business Day after such report has been filed;

(y) “Material Adverse Effect” means any event, change, occurrence or effect that, (1) individually or in the aggregate, has or would reasonably be expected to have, a material adverse effect on the business, financial or other condition, results of operations, assets or liabilities of the Company and its subsidiaries, taken as a whole, other than, solely with respect to this clause (1), any event, change, occurrence or effect resulting from (i) changes in general economic, financial market, business, regulatory, social or geopolitical conditions in the United States or any country in which the Company or its subsidiaries operate; (ii) changes or developments in any of the industries in which the Company or its subsidiaries operate; (iii) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the market price or trading volume of the Shares (provided, that the facts, circumstances, events, changes, developments or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (v) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the facts, circumstances, events, changes, developments or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (vi) acts of God, natural disasters, weather conditions, national or international political or social conditions, including the engagement in, or escalation, outbreak or worsening of, hostilities in or by any country or the occurrence of any act of war or any act of terrorism; (vii) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any person with respect to this Agreement, and including any termination of, reduction in or other negative impact on relationships or dealings, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its subsidiaries due to the public announcement of this Agreement and the transactions contemplated hereby; or (viii) any actions taken (or omitted to be taken) at the request, or with the consent, of Parent or Merger Sub after disclosure to Parent and Merger Sub by the Company of all material and relevant facts and information; provided, that clauses (vii) and (viii) shall not apply to any representation or warranty in Article IV that addresses the consequences the announcement of this Agreement and the transactions contemplated hereby; provided, however, that with respect to clauses (i), (ii), (iii) and (vi), such event, change, occurrence, effect or development shall be taken into account to the extent it disproportionately and adversely affects the Company and its subsidiaries, taken as a whole, compared to other companies operating in the industries in which the Company and its subsidiaries operate or (2) prevents, impairs or delays, or could reasonably be expected to prevent, impair or delay, the Company’s ability to perform its obligations under this Agreement and consummate the Merger and the other transactions contemplated herein pursuant to and in accordance with the terms hereof;

(z) “Mexican Economic Competition Law” means the Federal Law of Economic Competition published on May 23, 2014 in Official Gazette of the Mexican Federation (effective as of July 7, 2014);

(aa) “Owned Intellectual Property” means all Intellectual Property owned by the Company and its subsidiaries in the operation of their businesses;

(bb) “Parent Related Party” means Parent, Merger Sub, the Lender Related Parties and any other financing sources of Parent or Merger Sub, the Guarantors, the Equity Investors and any of the foregoing’s respective former, current or future affiliates and any of the foregoing’s respective former, current or future, direct or indirect, officers, directors, employees, affiliates, stockholders, equityholders, managers, members, partners, agents, attorneys, advisors or other representatives or any of the foregoing’s respective successors or assigns;

(cc) “PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as may be revised from time to time;

(dd) “Permitted Liens” means: (a) easements, rights-of-way, covenants, restrictions, or other similar matters, if any; provided, that in each case the same does not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties; (b) encumbrances for current Taxes or other governmental charges not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (c) pledges or deposits made in the ordinary course of business consistent with past practice to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or to secure public or statutory obligations; and (d) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business for amounts which are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established;

(ee) “person” an individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act), including any Governmental Entity;

(ff) “Personal Information” means: (i) any information, in any form, that relates to an individual or that could reasonably be used to identify an individual; (ii) any information that is governed, regulated or protected by one or more Information Privacy and Security Laws; or (iii) any information that is covered by PCI DSS;

(gg) “Related Party” means any present or former director, officer, stockholder, partner, member, employee or affiliate (other than subsidiaries of the Company) of the Company or any of its subsidiaries, and such person’s affiliates or immediate family members;

(hh) “Required Information” means all financial statements, financial data, audit reports and other information regarding the Company and its subsidiaries of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt securities on Form S-1, but limited to the type and form customarily included in private placements of debt securities under Rule 144A of the Securities Act and subject to exceptions customary for a Rule 144A offering involving high yield debt securities, including that such information shall not be required to include financial statements or information required by Rules 3-10 or 3-16 of Regulation S-X, Compensation and Discussion Analysis otherwise required by Regulation S-K Item 402(b) or other information customarily excluded from a Rule 144A offering memorandum, to consummate the offering(s) of debt securities contemplated by the Debt Financing Commitments, assuming that such offering(s) were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made or as otherwise necessary in order to assist in receiving customary “comfort” (including as to “negative assurance” comfort and change period) from the Company’s independent accountants in connection with the offering(s) of debt securities contemplated by the Debt Financing Commitments;

(ii) “Resort” means any location in which the Company or any of its affiliates operates or sells Timeshare Interests;

(jj) “Securitization Instrument” means any indenture, note transfer agreement, loan agreement, note purchase agreement, custodial agreement, backup servicing agreement, escrow and closing agreement, lockbox agreement, deposit account control agreement, intercreditor agreement, note funding agreement, collateral and security agreement, purchase agreement, sale agreement, servicing agreement, organizational documents of any Securitization SPVs, guaranty or other Contract entered into by the Company or an affiliate thereof in connection with a Securitization Transaction, including any amendments, waivers or supplements thereto;

(kk) “Securitization SPV” means each person that is a special purpose vehicle (whether a limited liability company, corporation, trust or other entity) that is utilized in Securitization Transactions involving assets of any of the Company or its subsidiaries;

(ll) “Securitization Transaction” means any transaction (i) sponsored by the Company or any of its subsidiaries under which any such person issues securities backed by, or other interests secured by, loans or receivables sold to such person, and which securities were sold to third party investors and remain outstanding or (ii) pursuant to which the Company or any of its subsidiaries serve as servicer and with respect to which securities or other interests in the serviced assets remain outstanding. For avoidance of doubt, “Securitization Transaction” shall include any credit facility, including any Warehouse Financing or warehouse credit facility entered into or otherwise related to a Securitization Transaction or prospective Securitization Transaction;

(mm) “Software” shall mean computer software programs, including all source code, object code, systems, specifications, network tools, data, databases, firmware, designs and documentation related thereto;

(nn) “subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity;

(oo) “Tax Return” means any return, declaration, report or statement (including information returns and elections) required to be filed with or provided to any Governmental Entity or other person, or maintained, with respect to Taxes, including any claims for refunds of Taxes and any schedules, attachments, supplements or amendments of any of the foregoing;

(pp) “Taxes” means (i) all federal, state, local and foreign taxes of any kind, including those on or measured by or referred to as income, gross receipts, capital, sales, use, transfer, registration, alternative or add-on minimum, estimated, ad valorem, franchise, profits, license, production, value added, occupancy, withholding, payroll, employment, unemployment, disability, social security, excise, escheat, unclaimed property, severance, stamp, payroll, occupation, premium, value added, property or windfall profits taxes, environmental, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity, domestic or foreign, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group), and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above;

(qq) “Timeshare Interest” means any agreement, plan, program or arrangement under which the right to use, occupy or possess a Timeshare Unit or any portion thereof rotates among various persons, either corporate partnership, individual or otherwise, on a periodically recurring basis for value exchanged, whether monetary or like-kind use privileges, according to a fixed or floating interval or period of time, including to a plan of fractional use, ownership or exchange, timeshare use, ownership or exchange, or club, destination club or vacation club use, ownership or exchange or other similar arrangement;

(rr) “Timeshare Laws” means applicable Laws that apply to the marketing and sale of timeshare interests, including consumer protection or other applicable Laws;

(ss) “Timeshare Owner” means an owner of a Timeshare Interest;

(tt) “Timeshare Owners’ Association” means the association of timeshare owners applicable to a particular Resort or Club;

(uu) “Timeshare Unit” means an accommodation located in one of the Company’s Resorts;

(vv) “Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Limited Guarantee, the Equity Commitment Letter, the Debt Financing Commitments and any other agreement or document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder; and

(ww) “willful and material breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual or constructive knowledge (which shall be deemed to include knowledge of facts that a person acting reasonably should have, based on reasonable due inquiry) that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

Section 10.4 Severability. Each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 10.5 Entire Agreement; Assignment. This Agreement (including the Exhibits hereto), the Company Disclosure Schedule, the Confidentiality Agreement and the Equity Commitment Letter and Limited Guarantee constitute the entire agreement among the parties with respect to the subject matter hereof and supersede and cancel all prior and contemporaneous written agreements, undertakings, arrangements, communications and understandings and all prior and contemporaneous oral agreements, undertakings, arrangements, communications and understandings among the parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties, and any assignment without such consent shall be null and void; provided, that parent (or one or more of its affiliates) shall have the right, without the prior written consent of the Company, to assign all or any portion of its rights, interests and obligations under this Agreement, from and after Closing, to any Lender Related Parties pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning collateral in respect of the Debt Financing and any such Lender Related Party may exercise all of the rights and remedies of Parent (or its affiliate, as applicable) hereunder in connection with the enforcement of any security or exercise of any remedies to the extent permitted under the Debt Financing documentation; provided, further, that Parent shall have the right, without the prior written consent of the Company, to assign all or any portion of its rights, interests and obligations hereunder to one or more affiliates of Apollo Management VIII, L.P. (provided, that notwithstanding such assignment, Parent shall remain fully liable for all of its obligations hereunder).

Section 10.6 Parties in Interest. This Agreement is not intended to, and shall not, confer upon any other person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except (a) with respect to Section 7.5, which shall inure to the benefit of the persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) from and after the Acceptance Time, the rights of holders of

Shares that validly tendered into the Offer, and after the Effective Time, the rights of holders of Shares to receive the Merger Consideration, in each case as set forth in this Agreement, (c) each Parent Related Party shall be a third party beneficiary of Section 9.2, this Section 10.6, Section 10.7, Section 10.11, Section 10.12, Section 10.14, Section 10.18 and the definitions of Maximum Liability Amount and Parent Related Party and the constituent definitions thereof (and any other provision or definition of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision or definition would modify the substance of such Sections and definitions) and (d) each Lender Related Party under the Debt Financing shall be a third party beneficiary of Section 9.2, Section 9.4, this Section 10.6, Section 10.7, Section 10.12, Section 10.14, Section 10.18 and the definitions of Parent Related Party and Lender Related Party and the constituent definitions thereof (and any other provision or definition of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision or definition would modify the substance of such Sections and definitions), it being understood that the foregoing provisions may not be amended in a manner adverse to the Lender Related Parties in any material respect without their prior written consent. The representations and warranties in this Agreement are the product of negotiations among the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of choice or conflicts of laws principles of the State of Delaware.

Section 10.8 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.9 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 10.10 Facsimile or .pdf Signature. This Agreement may be executed by facsimile or.pdf signature and a facsimile or .pdf signature, shall constitute an original for all purposes.

Section 10.11 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Company, Parent and Merger Sub acknowledges and agrees that, subject in all respects to this Section 10.11, the parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including any obligation to extend the Offer pursuant to and in accordance with this Agreement and to comply with the covenants in Section 7.12 hereof), without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at law or in equity, subject to the terms and provisions of this Agreement. Notwithstanding the foregoing or anything in any Transaction Document or otherwise to the contrary, and subject in all respects to this Section 10.11, in no event shall the Company or any affiliate or stockholder thereof (or any of the foregoing’s respective Representatives) be entitled to enforce or seek to enforce specifically Parent’s or Merger Sub’s obligation to cause all or any portion of the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or cause Parent or Merger Sub to consummate the Merger or the Offer (including to pay all or any portion of the Offer Price and/or the Merger Consideration) unless and only if: (i) the Marketing Period has ended, (ii) with respect to the consummation of the Offer (including the payment of the Offer Price and drawing down the Equity Financing related thereto), the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but subject to the fulfillment or valid waiver in accordance with this Agreement of those Offer Conditions at or prior to the Acceptance Time) have been satisfied or validly waived in accordance with this Agreement, (iii) with respect to the consummation of the Merger (including the payment of the Merger Consideration and drawing down the Equity Financing related thereto), the conditions set forth in Section 8.1 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or valid waiver in accordance with this Agreement of all of those conditions at the Closing) have been satisfied or validly waived in accordance with this Agreement, (iv) the Debt Financing (or Alternate Financing in accordance with Section 7.12(c)) has been received by Parent in full in accordance with the terms thereof, or such full amount will be funded to Parent at the Closing if the Equity Financing is funded at the Closing (provided, that Parent and Merger Sub shall not be required to draw down the Equity Commitment Letter or consummate the Offer and the Closing if the Debt Financing Commitments are not in fact funded at the Closing), (v) the Company has irrevocably confirmed in writing to Parent that, (A) if specific performance is granted and the Equity Financing and Debt Financing (or Alternate Financing in accordance with Section 7.12(c)) are funded, then the Closing will occur substantially simultaneously with the drawdown of the Equity Financing and the Debt Financing (or Alternate Financing in accordance with Section 7.12(c)) (and the Company has not revoked, withdrawn, modified or conditioned such confirmation) and (B) the Company is prepared, willing and able to effect the Closing and the other transactions contemplated hereunder, and (vi) Parent and Merger Sub fail to complete the Closing within three Business Days after delivery of the Company’s irrevocable written confirmation. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief to the extent in compliance with this Section 10.11 on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything else to the contrary in any Transaction Document or otherwise, for the avoidance of doubt, while the Company may, subject in all respects to Section 9.2, this Section 10.11 and Section 10.18 (including, in each case, the limitations set forth therein), concurrently seek (i) specific performance or other equitable relief, subject in all respects to this Section 10.11, and (ii) payment of monetary damages pursuant to clause (i) of the first proviso in Section 9.2(a) or the Parent Termination Fee, if, as and when required pursuant to Section 9.2(b)(iv), under no circumstances shall the Company, directly or indirectly, be permitted or entitled to receive (1) both a grant of specific performance to cause all or any portion of the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or the Offer Closing and/or the Closing to occur, on the one hand, and/or the payment of any monetary damages whatsoever and/or the payment of all or any portion of the Parent Termination Fee and/or any amount, if any, as and when due, pursuant to Section 7.12(i) and Section 9.2(d), on the other hand or (2) both payment of any monetary damages whatsoever, on the one hand, and payment of any of the Parent Termination Fee and/or any amount, if any, as and when due, pursuant to Section 7.12(i) and Section 9.2(d), on the other hand.

Section 10.12 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby brought by any party or its affiliates against any other party or its affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware (but only in such event), then any such legal action or proceeding may be brought in the United States District Court for the District of Delaware, or if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then any such legal action or proceeding may be brought in any Delaware state court sitting in New Castle County. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process, and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby: (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding anything in this Agreement to the contrary, each party hereby irrevocably and unconditionally agrees that it will not bring or support any litigation against any Lender Related Party under the Debt Financing in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the borough of Manhattan of the City of New York, whether a state or federal court, and that the provisions of Section 10.14 relating to the waiver of jury trial shall apply to any such action, suit or proceeding.

Section 10.13 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule, such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified supplemented or restated, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. The terms “party” and “parties” shall mean a party to this Agreement and the parties to this Agreement, respectively, unless otherwise specified. The term “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. With respect to the determination of any period of time, “from” means “from and including”. Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. For purposes of this Agreement, the term “made available”, with respect to any document or item, shall mean that such document or item has been made available to Parent and its Representatives in the electronic data room maintained by the Company at https://www.intralinks.com at least one day prior to the date of this Agreement or otherwise delivered by or on behalf of the Company to Parent or its Representatives at least three hours prior to the execution of this Agreement. Notwithstanding anything herein to the contrary, any Section of the Company Disclosure Schedule that is updated or provided by the Company to Parent following the date of this Agreement shall not change, affect or otherwise modify any of the respective rights, representations, warranties, covenants, agreements or obligations of the parties hereunder or under any Transaction Document and Parent’s receipt or acceptance of such Section of the Company Disclosure Schedule shall not be deemed a waiver of Parent’s rights or remedies hereunder (whether at Law, in equity or otherwise).

Section 10.14 WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY SUCH ACTION INVOLVING ANY LENDER RELATED PARTY UNDER THE DEBT FINANCING) OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

Section 10.15 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 10.16 Limited Guarantee. Concurrently with the execution of this Agreement, Apollo Investment Fund VIII, L.P., Apollo Overseas Partners (Delaware 892) VIII, L.P., Apollo Overseas Partners (Delaware) VIII, L.P. and Apollo Overseas Partners VIII, L.P. (each, a “Guarantor” and collectively, the “Guarantors”) and the Company have entered into a limited guarantee, dated as of the date hereof, on the terms and subject to the conditions set forth therein, guaranteeing certain of Parent’s monetary obligations under this Agreement (including the obligation to pay the Parent Termination Fee when due pursuant to Section 9.2(b)(iv)) (the “Limited Guarantee”). As of the date of this Agreement, the Limited Guarantee constitutes a legal, valid and binding obligation of each of the Guarantors, enforceable against each of the Guarantors in accordance with its terms and conditions (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors’ rights generally, or, as to enforceability, by general principles of equity).

Section 10.17 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 10.18 Non-Recourse. Each party agrees, on behalf of itself and its affiliates and Related Parties, that all Actions, claims, obligations, liabilities or causes of action (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (A) this Agreement, any other Transaction Document or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder (including the Financing), (B) the negotiation, execution or performance of this Agreement, any other Transaction Document or any other agreement referenced herein or therein (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement, any other Transaction Document or such other agreement), (C) any breach or violation of this Agreement, any other Transaction Document or any other agreement referenced herein or therein and (D) any failure of the transactions contemplated hereunder or under any Transaction Document or any other agreement referenced herein or therein (including the Financing) to be consummated, in each case, may be made only against (and are those solely of) the persons that are expressly identified as parties to this Agreement and, in accordance with, and subject to the terms and conditions of this Agreement, and notwithstanding anything contained in this Agreement, any other Transaction Document or any other agreement referenced herein or therein or otherwise to the contrary, each party hereto covenants, agrees and acknowledges, on behalf of itself and its respective affiliates and Related Parties, that no recourse under this Agreement, any other Transaction Document or any other agreement referenced herein or therein or in connection with any transactions contemplated hereby or thereby (including the Financing) shall be sought or had against any other person, including any Parent Related Party, and no other person, including any Parent Related Party, shall have any liabilities or obligations (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (A) through (D), it being expressly agreed and acknowledged that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (A) through (D), in each case, except for claims that the Company may assert against the Guarantors, if, as and when required pursuant to the terms and conditions of the Limited Guarantee. Notwithstanding anything to the contrary herein or otherwise, no Parent Related Party shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the other Transaction Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder (including the Financing), or the termination or abandonment of any of the foregoing.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DAKOTA PARENT, INC.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

DAKOTA MERGER SUB, INC.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DIAMOND RESORTS INTERNATIONAL, INC.

By:	/s/ David Palmer
Name: David Palmer
Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger

ANNEX I

Conditions to the Offer

Notwithstanding any other term of the Offer or the Merger Agreement and in addition to (and not in limitation of) Merger Sub’s right to extend and amend the Offer pursuant to the provisions of the Merger Agreement, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer and, subject to the terms of the Merger Agreement, may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer, if:

(a) prior to the Expiration Date, the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), together with the Shares then owned by Merger Sub, do not represent at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”);

(b) prior to the Expiration Date, the applicable waiting period (and any extension thereof) under the HSR Act in respect of the transactions contemplated by this Merger Agreement shall not have expired or been terminated or the Company shall not have received the consents or approvals from the applicable Governmental Entities set forth in Section 1.1 of the Company Disclosure Schedule;

(c) any of the following conditions shall exist or shall have occurred and be continuing at the Expiration Date:

(i) there is an injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition in effect or any Law has been enacted, entered, promulgated or enforced by any Governmental Entity that, in any case, prohibits, restrains, enjoins, or otherwise makes illegal the consummation of the Offer or the Merger;

(ii) the representations and warranties set forth in (A) Section 4.3(c), Section 4.4, Section 4.23 and the first three sentences of Section 4.3(a) of the Merger Agreement shall not be true and correct in all respects (except, with respect to the representations and warranties in Section 4.3(c) and the second sentence of Section 4.3(a) of the Merger Agreement, for any failure to be so true and correct that is de minimis in nature), both when made and at and as of the Expiration Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), (B) Section 4.1 solely as it relates to the Company and Section 4.3(d) of the Merger Agreement shall not be true and correct in all material respects, both when made and at and as of the Expiration Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) and (C) the other provisions of Article IV of

Annex I-1

ANNEX I

the Merger Agreement shall not be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties), both when made and at and as of the Expiration Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, shall not have had, and would not reasonably be expected to have a Material Adverse Effect;

(iii) the Company shall not have performed in all material respects the obligations, agreements and covenants, or complied in all material respects with the obligations, agreements and covenants, required to be performed by, or complied with by, it under the Merger Agreement;

(iv) since the date of the Merger Agreement, there shall have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(v) Parent shall have failed to receive from the Company a certificate, executed by a duly authorized officer thereof as of the Acceptance Time, to the effect that the conditions set forth in clauses (c)(ii), (c)(iii) and (c)(iv) of this Annex I have been satisfied; or

(vi) the Merger Agreement shall have been terminated in accordance with its terms;

(d) following the date of the Merger Agreement, the Company Board, or any committee or subcommittee thereof, shall have declared, set aside, established a record date for, authorized, made or paid any dividend or other distribution, payable in cash, stock, property, rights or otherwise, with respect to any of the capital stock of the Company; or

(e) the Marketing Period shall not have been completed.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, other than the Minimum Condition, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms and conditions of this Merger Agreement and to the extent such waiver is permitted by applicable Law. The failure by Parent, Merger Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Capitalized terms used in this Annex I and not otherwise defined shall have the respective meanings assigned thereto in the Merger Agreement to which this Annex I is attached (as may be amended, restated or modified from time to time, the “Merger Agreement”).

Annex I-2

EXHIBIT A

Certificate of Incorporation of the Surviving Corporation

(See attached.)

Exhibit A-1

EXHIBIT B

Bylaws of the Surviving Corporation

(See attached.)

Exhibit B-1